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04024196

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bohler Uddeholm

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 4089

FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/12/04

82-[4089]

BÖHLER UDDEHOLM

ANNUAL REPORT 2003

THE BÖHLER-UDDEHOLM TANGRAM.

This Annual Report features a special tangram brainteaser with our BÖHLER-UDDEHOLM logo. Tangram is a thousand year-old Chinese puzzle consisting of various figures. However in contrast to the usual set of seven characters, our tangram is comprised of nine triangles. These figures can be used to create a virtually unlimited number of geometric shapes and forms. In our Annual Report, you can find figures that symbolize the branches in which our customers operate.

When you remove the precut triangle from all nine illustration pages – including the cover – you can build the figures shown and many more. The solutions can be found by turning the page. Remember, in a tangram you cannot place one figure on top of another.



An interesting note: rule die steel was used to precut these triangles – also a product made by the BÖHLER-UDDEHOLM Group (Precision Strip Division).

KEY FIGURES BÖHLER-UDDEHOLM GROUP

BÖHLER-UDDEHOLM Annual Report 2003

		IFRS					
BÖHLER-UDDEHOLM Group		2003	2002	2001	2000	1999	1998
Total sales	m€	1,499.8	1,441.2	1,509.4	1,482.7	1,296.5	1,351.8
Earnings before interest, tax, depreciation and amortization (EBITDA)	m€	191.3	198.8	203.3	199.5	150.1	174.2
Earnings before interest and tax (EBIT)	m€	113.4	111.9	132.1	125.7	86.7	113.1
Earnings before tax (EBT)	m€	91.8	82.1	106.9	101.3	63.0	89.0
Net income	m€	56.0	50.5	69.6	67.0	40.9	59.1
Balance sheet total	m€	1,580.7	1,507.9	1,600.4	1,499.4	1,386.9	1,316.7
Equity	m€	619.7	609.0	640.9	598.8	551.4	512.5
Capital expenditure	m€	98.1	95.1	139.0	97.9	115.9	92.4
Cash flow	m€	151.4	140.2	133.6	138.2	112.3	142.9
Order intake[1]	m€	1,066.8	924.6	1,008.6	1,079.0	875.5	924.1
Employees[2] as at 31/12		10,053	9,296	9,298	9,071	9,092	9,238
of which outside Austria		6,182	5,428	5,317	5,212	5,175	5,284
Return on sales (ROS)		6.1%	5.7%	7.1%	6.8%	4.9%	6.6%
Return on equity (ROE)		14.9%	13.1%	17.2%	17.6%	11.8%	17.7%
Return on capital employed (ROCE)		6.0%	6.3%	7.8%	8.2%	6.1%	9.2%
EBITDA margin		12.8%	13.8%	13.5%	13.5%	11.6%	12.9%
EBIT margin		7.6%	7.8%	8.8%	8.5%	6.7%	8.4%
Equity ratio		39.2%	40.4%	40.0%	39.9%	39.8%	38.9%
Gearing		61%	55%	56%	45%	52%	48%

1) at the production companies
2) without apprentices

STOCK MARKET INDICATORS

BÖHLER-UDDEHOLM Annual Report 2003

Stock market indicators		2003	2002	2001	2000	1999	1998
Highest price	€	53.93	53.20	49.87	49.00	57.0	73.4
Lowest price	€	43.70	42.52	34.13	33.57	36.8	34.7
Closing price (year-end)	€	53.54	44.13	44.98	34.50	45.8	39.7
Market capitalization (year-end)	m€	588.9	485.4	494.8	379.5	503.8	436.3
Earnings per share	€	5.3	4.7	6.3	6.1	3.7	5.4
PE ratio (year-end)		10.6	9.4	7.1	5.7	12.4	7.4
Dividend per share	€	2.5[3]	2.3	2.7	2.5	2.0	1.96
Dividend yield		4.7%	5.2%	6.0%	7.3%	4.4%	4.9%
Payout ratio		46.9%	47.8%	42.6%	41.0%	53.8%	36.5%
Number of shares issued	in m	11	11	11	11	11	11
Free float		69.8%	45.3%	48.5%	75.0%	75.0%	75.0%

3) subject to approval by AGM

materializing *visions*

HEALTH COMES FROM WEALTH.

BÖHLER-UDDEHOLM regards profitability and financial stability as a sound basis for growth and business development, and as a means of establishing long-term partnerships with our customers.

WE ARE THE LEADERS IN QUALITY.

BÖHLER-UDDEHOLM anticipates and identifies the needs of its customers and provides materials, products and services that demand consistent leadership in quality. This goal requires superior knowledge of processes, products and applications based on state-of-the-art technology. Quality leadership means continuous improvement across the entire value chain.

CUSTOMERS ARE AT THE CENTER OF OUR ATTENTION.

At BÖHLER-UDDEHOLM, our primary target is to help customers achieve maximum benefits by providing optimal solutions based on a long-term partnership. We can only achieve this goal by identifying customers' needs and providing solutions that improve their competitive position.

OUR BRANDS MAKE US STRONG.

BÖHLER-UDDEHOLM's success is based on strong brands. They are identifiers for our customers and our employees. This brand-orientation helps us meet the diverse needs of our customers in the best possible way.

WE TAKE ON RESPONSIBILITY.

BÖHLER-UDDEHOLM has a responsibility to its stakeholders (customers, employees, suppliers, shareholders, society) that is not limited to economic performance. We fully support the protection of the environment and strive to improve the social welfare of our employees.

OUR REPUTATION IS OUR COMMITMENT.

BÖHLER-UDDEHOLM's outstanding international reputation is based on the professionalism of its employees, products and services. We will not be satisfied until: □ All our customers throughout the world receive optimal solutions for their problems. □ All our potential customers world-wide are certain to place their next order with us. □ All our employees are convinced they are living in the best of all possible worlds. □ All our investors are sure to receive the highest possible return on their investment.

NO FUTURE WITHOUT CHANGE.

BÖHLER-UDDEHOLM regards change as a positive challenge. Our behaviour and decisions are based on anticipating and evaluating future market demands, and on the inherent opportunities and risks of change.

WE DO WHAT WE SAY.

BÖHLER-UDDEHOLM's internal procedures are based on the following principles: □ We encourage open and controversial discussions on and between all levels of the organization. □ Once a decision is made, we expect everyone to share this target, no matter if it coincides with his or her personal opinion. □ We understand mistakes are an inherent element of progress. We therefore accept them as long as they are analyzed openly, and the same mistakes are not made twice.

WE ARE UNITED IN OUR DIVERSITY.

BÖHLER-UDDEHOLM is an international group. This requires mutual respect for the ethnic and social characteristics and attributes of our customers and employees.

OUR EMPLOYEES ARE THE KEY TO OUR SUCCESS.

BÖHLER-UDDEHOLM is a social organism. □ We regard our employees as our key asset. □ We encourage and promote their development. □ We respect the individuality of our employees. □ We are committed to treat them in a fair and honest way. □ Success can only be achieved by working together; our common targets define the extent of individual freedom.

—— Leading international specialty steel company with a focus on four divisions: High Performance Metals, Welding Consumables, Precision Strip and Special Forgings.

—— Production sites in Austria, Sweden, Germany, Belgium, Italy, Turkey, USA, Brazil and Mexico and heat treatment operations worldwide.

—— Products and services sold in roughly 100 countries on all continents, wholly owned sales subsidiaries in nearly 50 markets.

—— Worldwide market leader in tool steel (High Performance Metals Division), bimetallic strips, cutting and creasing rules, rule die steel (Precision Strip Division), and blades for gas and steam turbines (Special Forgings Division); worldwide number 2 in high speed steel (High Performance Metals Division).

—— Approximately 100,000 customers throughout the world; key customers include the automotive and automotive supplier industries, tool and machine tool manufacturers, aircraft manufacturers, consumer goods and electronics industries, wood and saw industry, textile and paper industries, steel and apparatus construction, power station and plant construction.

—— Primary sales markets: Europe, America and Asia. The Group is one of few European steel manufacturers with a presence on nearly all Asian markets, where it has been active for almost 60 years. The Company's largest single market is Germany.

—— The strongest selling product is tool steel (High Performance Metals Division), which includes cold work steel, hot work steel and plastics moulding steel.

—— The Group is a classic niche supplier: the worldwide use of tool steel equals roughly 0.1% of total annual steel demand of nearly 900 million tonnes.

—— Tool steel is not a mass product; important are quality features such as high wear and corrosion resistance, good toughness, dimensional stability during heat treatment as well as excellent machinability and polishing qualities.

—— The most important business driver for tool steel is the introduction of new models (autos, electronic equipment, household appliances, etc.). These changeovers require new moulds and tools which, in turn, are made of tool steel.

—— The BÖHLER-UDDEHOLM share was first listed on the Vienna Stock Exchange on 10 April 1995 in the key ATX segment.

—— On 25 November 2003, BÖHLER-UDDEHOLM became a fully privatized company. 69.8% of share capital is held in free float, 25.6% is owned by a group of private Austrian financial investors and 4.6% of the share capital was repurchased by the Company in conjunction with a stock buyback program.

1991 —— The Austrian Böhler Group and Swedish Uddeholm Group merge to form the BÖHLER-UDDEHOLM Group, creating the world's largest tool steel manufacturer with an extensive sales network for specialty steel products. BÖHLER-UDDEHOLM AG, parent company of the Group, is founded in Austria on 10 May 1991. The beginnings of the production sites of Böhler and Uddeholm date back a number of centuries.

1992 – 1994 —— Following extensive reorganization, the Group completes a turnaround in 1994. Up to this point, BÖHLER-UDDEHOLM AG was a 100% subsidiary of Österreichische Industrieholding AG (ÖIAG, "Austrian State Holding Company") which, in turn, is owned by the Republic of Austria.

1995 —— April marks the date of the initial public offering for BÖHLER-UDDEHOLM AG on the Vienna Stock Exchange. ÖIAG reduces its holding to 72.7%, and 27.3% of share capital is sold to international and Austrian investors.

From a business standpoint 1995 was one of the most successful years in the history of the Group, with significant growth in both sales and earnings.

1996 —— In a secondary public offering ÖIAG reduces its holding in BÖHLER-UDDEHOLM AG to a minority share of 25%, and free float rises to 75%. By this time, BÖHLER-UDDEHOLM has sold all non-core operations and now concentrates exclusively on four core businesses: High Performance Metals, Precision Strip, Welding Consumables and Special Forgings. The Welding Consumables Division is transferred to a joint venture with the ThyssenKrupp Group, in which BÖHLER-UDDEHOLM and its partner each own 50%.

1997 - 1999 —— After a consolidation phase, BÖHLER-UDDEHOLM begins to follow a growth strategy through directed acquisitions and investments. The Company acquires Martin Miller, an Austrian strip steel producer, and purchases the high-speed steel business of the US Allegheny Teledyne Group. Investments are also made in electroslag re-melting plants in Austria and Sweden, and in a new plant in Kapfenberg for the production of powder metallurgy steels. This plant is the most advanced facility of its type in the world.

2000 —— Operations start at the new vacuum re-melting plant in Kapfenberg. Reorganization measures in the years before, steady cost reduction, and productivity increases combined with a successful growth strategy enable BÖHLER-UDDEHOLM to make optimal use of high demand for special steel worldwide and to record the highest sales and earnings since the founding of the Group.

2001 —— The global economy is placed under additional pressure by the terrorist attacks of 11 September in the USA and the subsequent war in Afghanistan. In spite of this, BÖHLER-UDDEHOLM is able to close the year with a new record in sales and earnings. The Group successively strengthens its activities to extend the value-added chain (machining, heat treatment, acquisition of local steel traders). A group of Austrian private investors acquires 25.1% of share capital and becomes the Company's largest shareholder.

2002 —— The global economy weakens significantly during the course of the year, triggering a decline in sales and earnings for the BÖHLER-UDDEHOLM Group. In spite of this development the Company continues to strengthen its sales network in Asia through the acquisition of stakes in local steel traders. In addition, a joint venture is founded with the Italian welding company Fileur S.A. and a 50% holding is acquired in the Danish spray forming specialist Dan Spray A/S. The Company concludes its stock buyback program, which involves the purchase of 504,900 own shares or 4.6% of share capital.

2003 —— In spring, BÖHLER-UDDEHOLM AG acquires 50% of Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group and now owns 100% of the welding company. This acquisition strengthens the Welding Consumables Division and improves turnover and profitability of the BÖHLER-UDDEHOLM Group. In November, ÖIAG sells its 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. The offering of 2,750,000 shares is oversubscribed nearly four times. On 25 November, BÖHLER-UDDEHOLM becomes a fully privatized company. In December, BÖHLER-UDDEHOLM signs an investment agreement for the acquisition of Villares Metals S.A. The Brazilian special steel maker is market leader in tool steel and high-speed steel in South America and substantially strengthens the High Performance Metals Division.

BÖHLER-UDDEHOLM GROUP

High Performance Metals

- BÖHLER Edelstahl GmbH & Co KG
- UDDEHOLM Tooling AB
- BÖHLER Bleche GmbH
- UDDEHOLM Machining AB
- BÖHLER-YBBSTAL Profil GmbH
- BÖHLER-UDDEHOLM Specialty Metals, Inc.
- BÖHLER-UDDEHOLM Deutschland GmbH
- BÖHLER-UDDEHOLM Italia SpA
- BÖHLER-UDDEHOLM North America
- BÖHLER-UDDEHOLM (UK) Ltd.
- BÖHLER-UDDEHOLM France S.A.S.
- BÖHLER-UDDEHOLM Iberica S.A.
- BÖHLER International GmbH
- ASSAB International AB
- ESCHMANNSTAHL GmbH & Co KG
- Further companies

Welding Consumables

- BÖHLER THYSSEN Schweisstechnik GmbH
- BÖHLER THYSSEN Schweisstechnik Deutschland GmbH
- BÖHLER Schweisstechnik Austria GmbH
- UTP Schweissmaterial GmbH
- FONTARGEN GmbH
- SOUDOKAY S.A.
- Further companies

Precision Strip

- BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG
- BÖHLER-UDDEHOLM Precision Strip AB
- BÖHLER-UDDEHOLM Strip Steel LLC
- BÖHLER-YBBSTALWERKE GmbH
- MARTIN MILLER GmbH

Special Forgings

- BÖHLER Schmiedetechnik GmbH & Co KG

——— In 2003 the course was set for the future development of the BÖHLER-UDDEHOLM Group. One milestone was the successful stock offering and subsequent full privatization of the Company. The withdrawal of the state in form of the Austrian State Holding Company (ÖIAG) was completed in a professional and smooth manner over the stock exchange, in keeping with the desired goals.

BÖHLER-UDDEHOLM therefore became the first and to-date largest company from Austria's "traditional" state-owned industry to be transferred completely into private hands. The ownership structure of BÖHLER-UDDEHOLM AG represents a balanced mix of Austrian and international shareholders, which includes both private and institutional investors.

The year 2003 was also important from an operational point of view. The purchase of the 50% stake in Böhler Thyssen Schweisstechnik GmbH from the ThyssenKrupp Group substantially strengthened the Welding Consumables Division. Towards the end of the year BÖHLER-UDDEHOLM announced a further growth step with the planned takeover of Villares Metals S.A. in Brazil. This acquisition will further improve the competitive ability of the High Performance Metals Division on international markets. BÖHLER-UDDEHOLM also expanded its worldwide sales network to include new subsidiaries in the southern region of Eastern Europe and significantly increased capacity for heat treatment.

All these steps represent a clear signal to shareholders that BÖHLER-UDDEHOLM is prepared to implement its ambitious growth strategy. It is particularly important that the Management Board concentrates not only on sales growth, but also on safeguarding the comparably high profitability of the Company. An important quality of BÖHLER-UDDEHOLM is its ability to generate respectable earnings even in difficult economic times.

The past business year is a good example of this quality. In spite of generally weak conditions on a number of key markets, sales and earnings rose slightly over the prior year. The dividend policy remains unchanged, based on an above-average payout ratio.

In conclusion I would like to thank the Management Board, employee representatives, and the entire workforce of BÖHLER-UDDEHOLM for their strong commitment in 2003 and wish them all the best for 2004. I would also like to thank the shareholders of BÖHLER-UDDEHOLM AG for their continued support of the company, which was demonstrated by the successful secondary public offering.

Rudolf Streicher
Chairman of the Supervisory Board

——— The 2003 Business Year was marked by a number of important milestones for our Company. The secondary public offering in November ended the privatization process at BÖHLER-UDDEHOLM. On 25 November 2003 the ownership of our Company moved into private hands and the participation of the state became history. BÖHLER-UDDEHOLM is now owned solely by private and institutional investors from Austria and abroad.

What did this change for BÖHLER-UDDEHOLM? My colleagues on the Management Board and I were frequently asked this question after the end of the stock offering. I must say we never really felt the influence of the state through intervention or interference in daily business operations before privatization was completed. Our Company demonstrated sound development in recent years, and the probability of political interference was therefore relatively low. However, in difficult times there is presumably a latent danger that politics could attempt to pressure a company on decisions concerning plant locations or capital investments. This risk has ceased to exist for BÖHLER-UDDEHOLM.

I am convinced that a publicly traded company in the steel branch will be viewed more favourably by international investors if it is completely free of government influence. In the past it was not always easy to explain to an English or American pension fund why the Republic of Austria still holds a stake in a company like BÖHLER-UDDEHOLM. Now we have cleared this hurdle, since BÖHLER-UDDEHOLM has regained a free float level of nearly 70% and increased the liquidity of the stock.

The operational and strategic goals of BÖHLER-UDDEHOLM remain unchanged after full privatization. Based on 2001 sales, we plan to grow 30 to 50% by 2006. We want to strengthen and increase the market positions of our divisions, and disengage from the traditional steel cycle by expanding our range of add-on services. The presence of BÖHLER-UDDEHOLM on key growth markets will also be increased, and the international focus of the Group further expanded.

In 2003 we moved a great deal closer to meeting these goals. The acquisition of a 50% stake in Böhler Thyssen Schweisstechnik GmbH has significantly strengthened the Welding Consumables Division. This business area was a "problem child" just a few years ago, but now generates a major share of Group earnings and opens a number of strategically interesting options for the future.

The acquisition of Villares Metals S.A. will create new opportunities for BÖHLER-UDDEHOLM in the growth market of Brazil. China, the fastest growing market today, is the site of one of the Group's largest and most ambitious expansion programs. New subsidiaries in Romania and Croatia will strengthen our sales network throughout Eastern Europe, and additional capacity for heat treatment in Europe, South Africa and Asia makes BÖHLER-UDDEHOLM even more attractive for customers who do business across the globe.

Claus J. Raidl
Chairman and Chief Executive



Precision forged blades used in stationary steam and gas turbines are among the principal products of the Special Forgings Division.



Claus J. Raidl
Born 1942
Married, three children.
Chairman of the Management Board since 1991.
Responsible for strategy, communications, human resources, legal and investments.

Horst Königslehner
Born 1953
Married, one child.
Member of the Management Board since 1995.
Responsible for finance, accounting, controlling, treasury, IT and for the Precision Strip Division.





Heimo Stix
Born 1954
Married, two children.
Member of the Managing Board since 2001.
Responsible for the High Performance Metals Division.



Knut Consemüller
Born 1941
Married, two children.
Member of the Management Board since 1991.
Responsible for the Welding Consumables and Special Forgings Divisions, and for research and development.

SUPERVISORY BOARD

Rudolf Streicher
Chairman of the Supervisory Board

Peter Michaelis (until 25 November 2003)
Deputy Chairman of the Supervisory Board;
Member of the Management Board
of Österreichische Industrieholding AG

Ernst Hable
Deputy Chairman of the Supervisory Board;
Managing Director of Hanova Industrieholding
Gesellschaft m.b.H.

Peter Doralt
Professor of Commercial Law at the
Vienna University of Economics and Business
Administration

Rudolf Fries
Attorney-at-Law ECKERT & FRIES
Rechtsanwälte GmbH

Lars G. Josefsson
Chairman of the Management Board
of Vattenfall AB

Wilhelm Rasinger
Managing Director of Inter-Management
Unternehmensberatung GmbH

Walter Scherb
Managing Director of S. Spitz KG

Siegfried Sellitsch
Chairman of the Management Board
of Wiener Städtische Wechselseitige
Versicherungsanstalt Vermögensverwaltung

Rainer Wieltsch (until 25 November 2003)
Member of the Management Board
of Österreichische Industrieholding AG

Otto Haberleitner (until 31 December 2003)
Chairman of the EU Works Council
of BÖHLER-UDDEHOLM AG;
Chairman of the Employees Council
of BÖHLER Edelstahl GmbH & Co KG

Gotthard Klaus
Chairman of the Employees Council
of BÖHLER-UDDEHOLM AG

Johann Knapp (until 25 November 2003)
Chairman of the Works Council
of BÖHLER Bleche GmbH

Helmut Meinl
Chairman of the Works Council of BÖHLER-UDDEHOLM Precision Strip GmbH & Co KG

Johann Prettenhofer
Chairman of the Works Council
of BÖHLER Edelstahl GmbH & Co KG

MANAGEMENT BOARD

Claus J. Raidl
Chairman of the Management Board

Knut Consemüller
Member of the Management Board

Horst Königslehner
Member of the Management Board

Heimo Stix
Member of the Management Board

THE ECONOMIC ENVIRONMENT.

In 2003 the global economy was shaped by a series of adverse events. The war in Iraq and SARS pulmonary disease slowed growth during the first quarters, while the fall of the US Dollar and subsequent rise of the Euro exerted strong pressure, above all on European exports, throughout the remainder of the year.

Preliminary calculations place worldwide economic growth at 2.4% for 2003, following 2.0% in the prior year. This increase was supported by modest recovery in the US economy during the second six months as well as an upturn in large parts of Asia and strong development in China. These regions reported average GDP growth of more than 5% for 2003.

After years of stagnation, Japan recorded economic growth of 2.5% for 2003. Solid development was also registered in Eastern Europe, where the local economies have profited from high raw material prices and the upcoming accession to the European Union. The economies in Latin America showed signs of stabilization, with the exception of Venezuela.

In Western Europe, most countries were negatively affected by the weak economic environment. Only Greece and Ireland were able to increase GDP by roughly 3.5%. The Euro region stagnated at only 0.5%, with the key economies of Germany, France and Italy registering virtually zero growth.

SALES IN M€


1998 1,352
1999 1,297
2000 1,483
2001 1,509
2002 1,441
2003 1,500

EBITDA IN M€


1998 174.2
1999 150.1
2000 199.5
2001 203.3
2002 198.8
2003 191.3

The general level of confidence rose towards the end of the year, with hopes focused on the USA as the long-awaited economic motor. However, further devaluation of the US Dollar is possible, and this could significantly diminish growing optimism in Europe. In addition, higher demand will likely cause raw material and energy prices to remain at a high level.

SALES.

With the exception of robust growth in Asia, the operating environment for BÖHLER-UDDEHOLM remained difficult throughout Europe and the USA during the 2003 Business Year. In Europe the expected upturn failed to materialize, and in the USA a growing number of companies relocated manufacturing business to the emerging markets of Asia and South America.

At BÖHLER-UDDEHOLM, the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH supported a 4% increase in total sales from 1,441.2 m€ to 1,499.8 m€. In the EU countries sales rose from 839.0 m€ by 6% to 889.0 m€, in the Americas sales declined from 243.3 m€ by 8% to 222.8 m€, and in Asia sales grew from 182.5 m€ by 10% to 200.8 m€.

A regional analysis of sales for the reporting year shows only marginal shifts over the prior year: the EU remained the most important market for the BÖHLER-UDDEHOLM Group with a 59% (58%) share of total sales, followed by the Americas with 15% (17%) and Asia with 13% (13%). The share of sales generated in other European countries totalled 8% (8%), in Australia 3% (3%) and in Africa 2% (1%).

An analysis of consolidated sales by segment shows the High Performance Metals Division as the largest core business in the BÖHLER-UDDEHOLM Group with 67.0% (72.6%). The decline in the contribution of this division from the prior year level is based on growth in the Welding Consumables Division, which nearly doubled its share of Group sales following the acquisition in 2003. The Welding Consumables Division now generates 17.1% (9.2%) of total sales and is the second-largest business area in the Group. The Precision Strip Division recorded 10.6% (11.5%) of total sales, while the share generated by the Special Forgings Division declined to 5.3% (6.7%) due to the unfavourable business climate.

Sales in m€	2003	2002	2001	2000[1]	1999
High Performance Metals	1,005.4	1,044.3	1,098.9	1,103.7	468.0
Welding Consumables[2]	255.7	131.8	135.1	121.7	119.8
Precision Strip	158.5	164.6	171.4	170.9	168.0
Special Forgings	79.8	96.4	99.3	77.2	73.4
Sales Companies	–	–	–	–	932.5
Other/ Consolidation	55.7	50.0	46.5	44.0	41.8
Total sales	**1,555.1**	**1,487.1**	**1,551.2**	**1,517.5**	**1,803.5**
Intra-company sales	55.3	45.9	41.8	34.8	507.0
External sales	1,499.8	1,441.2	1,509.4	1,482.7	1,296.5

1) Beginning in 2000, the sales companies are assigned to the individual divisions.
2) Up to the 2002 Business Year, only 50% share in joint venture.

ORDER INTAKE.

In spite of the difficult operating environment BÖHLER-UDDEHOLM was able to increase order intake from 924.6 m€ by 15% to 1,066.8 m€ for the reporting year. This growth was supported by the acquisition of 50% in Böhler Thyssen Schweisstechnik GmbH and higher order intake in the High Performance Metals Division compared to the previous year.

The Precision Strip Division registered a decline in order intake following a changeover by customers to short-time planning, fewer stock build-ups, and shift to just-in-time ordering. In the Special Forgings Division order intake fell sharply from the 2002 level because of lower demand in the aircraft and energy technology industries.

As of 31 December 2003 order backlog in the production companies of the BÖHLER-UDDEHOLM Group totalled 249.8 m€ and remained almost unchanged to last year's level of 248.2 m€.

EARNINGS.

The development of earnings during the reporting year was influenced by a number of factors. Above all, the noticeable strengthening of the Euro versus the US Dollar had a negative impact on the export-oriented BÖHLER-UDDEHOLM Group. In addition, sharp increases in the cost of energy, alloys and scrap depressed margins. BÖHLER-UDDEHOLM responded with price increases and also intensified cost reduction programs throughout the Group.

Earnings before interest and tax (EBIT) reached 113.4 m€ compared to 111.9 m€ in the prior year, which corresponds to an increase of 1%. The EBIT margin for the reporting year was 7.6% versus 7.8% in 2002. This increase in EBIT was supported by the fact that last year's EBIT was influenced by a non-recurring impairment charge of 8.0 m€ to goodwill.

EBIT IN M€


1998 113.1
1999 86.7
2000 125.7
2001 132.1
2002 111.9
2003 113.4

Earnings before tax (EBT) rose to 91.8 m€ in the 2003 Business Year, for an increase of 12% over the prior year value of 82.1 m€. This solid development was supported by an improved financial structure and low interest levels, as well as positive effects from the valuation of derivative hedging instruments and income from securities.

EARNINGS BEFORE TAX (EBT) IN M€


1998 89.0
1999 63.0
2000 101.3
2001 106.9
2002 82.1
2003 91.8

The tax rate for **BÖHLER-UDDEHOLM** remained unchanged compared to the prior year at 37%. Net income after minority interest rose from 50.5 m€ to 56.0 m€, for an increase of 11%.

Earnings per share for the reporting period totalled 5.3 € (basic), versus 4.7 € in 2002. The Management Board will recommend that the Annual General Meeting on 3 May 2004 approve an unchanged base dividend of 2.0 € per share and a higher bonus dividend of 0.50 € (0.30 €) per share. The total dividend of 2.50 € per share represents a payout ratio of 46.9% and corresponds to a yield of 4.7% based on the closing share price for 2003.

INVESTMENT, RESEARCH AND DEVELOPMENT. — Investments in the **BÖHLER-UDDEHOLM** Group rose from 95.1 m€ by 3% to 98.1 m€ for the reporting year. This increase was brought about primarily by the acquisition of the 50% stake in Böhler Thyssen Schweisstechnik GmbH, and resulting higher level of investment in the Welding Consumables Division.

Major projects in the Group's investment program included the expansion of the sales network in the High Performance Metals Division. New sales companies were opened in Romania and Croatia, and the branch office in Russia was enlarged. In China the division started a multi-year 25 m€ investment program to double the number of sales locations from the current total of eight to 16 by 2006. In addition new heat treatment plants started operations in Hungary, South Africa, China and Malaysia and capacity for hardening activities was expanded in Turkey and India.

Capital expenditure projects in the production companies of the High Performance Metals Division concentrated on a new converter at Kapfenberg, with an investment volume of roughly 17 m€. This equipment will increase capacity in the secondary metallurgy area, raise alloy output, and improve the overall cost efficiency of the plant. At the Hagfors site, heat treatment capacity was increased, and machining and milling centres for the processing of high-precision tools were expanded.



The

Precision Strip
Division

of

BÖHLER-UDDEHOLM

produces
rule die steel

for

the

stamping

or
cutting

of

leather
and
textiles

into

desired shapes.



The installation of a second production line for high-alloy filler wire in Kapfenberg formed the focal point of investment activity in the Welding Consumables Division. This plant is now outfitted with state-of-the-art technology, which is scheduled to start operations in 2004. The new production line will double the capacity for filler wire, a strong growth product. In addition, the division founded two joint ventures (Turkey, Italy) for the production of solid wire and low-alloy filler wire.

The Precision Strip Division invested in a new 20-high cold rolling mill at Munkfors, which will go in operation during the second half of 2004. This plant will make it possible to roll extremely thin strips with the narrowest tolerances. The investment volume for this project, including secondary aggregates, is about 15 m€.

Research and development expenses in the BÖHLER-UDDEHOLM Group totalled 15.2 m€ for 2003. However, over the past seven years research expenses have risen substantially, as is demonstrated by the Group's patent statistics: the number of the patents (including applications) doubled from 297 in 1997 to nearly 600 in 2003.

NUMBER OF EMPLOYEES AS OF 31 DECEMBER

1998	9,238
1999	9,092
2000	9,071
2001	9,298
2002	9,296
2003	10,053

VALUE-ADDED BY EMPLOYEE IN K€

1998	83.1
1999	81.5
2000	93.3
2001	92.9
2002	90.2
2003	89.4

RISK MANAGEMENT.

BÖHLER-UDDEHOLM is exposed to a number of risks that require systematic and continuous management. The Managing Board of BÖHLER-UDDEHOLM AG believes these risks can be clearly identified and controlled. Risk management in the Group is focused on ordinary business operations, but individual transactions are subject to special analysis whenever necessary.

Foreign exchange risks that arise from worldwide procurement and sales are registered systematically, and eliminated or limited through suitable hedging instruments. In addition to the exchange rate risks associated with accounts receivable and payable, foreign currency risks on other balance items (such as foreign currency loans) are subject to continuous monitoring and are hedged if necessary. The risks associated with interest rate fluctuations and raw materials prices are monitored in the same manner.

Measures and events that do not fall under the scope of regular operations, but which could have a significant influence on the further development of the Group, are monitored separately. In particular, these transactions include acquisitions and major investments.

These financial risks must be distinguished from natural disasters and liability risks that can be insured. The assets of the individual Group companies are insured locally or within the framework of a Group policy. This insurance also covers damages that could result from the interruption of business after natural disasters. The Group is also insured against general business risk, product liability and environmental risks. Separate Group-wide transportation insurance is also maintained.

Guidelines implemented by the BÖHLER-UDDEHOLM Group define responsibilities for the prevention of dangers as well as procedures for dealing with damages. In the individual Group companies, operating management is responsible for identifying and controlling risk. At this time, the Group's risk management systems are the subject of an audit by outside experts. The results of this analysis will be used to further develop risk management in the BÖHLER-UDDEHOLM Group and thereby improve the identification and control of company-specific risks.

BUSINESS RISKS.

In the business year 2003 BÖHLER-UDDEHOLM was exposed to the following business risks:

CYCLICAL DEVELOPMENT IN KEY CUSTOMER SEGMENTS.

For the most part BÖHLER-UDDEHOLM is active in highly specific segments of the specialty steel branch, and is therefore not exposed to cyclical volume and price developments to the same degree as other steel producers. Nevertheless, a significant share of sales is recorded with customers whose business development is exposed to strong cyclical fluctuations. These customer groups include automobile companies, aircraft manufacturers and producers of consumer goods. A decline in sales in these branches could have a negative impact on sales prospects for products made by the BÖHLER-UDDEHOLM Group.

ECONOMIC WEAKNESS IN GERMANY AND OTHER WESTERN EUROPEAN COUNTRIES.

Germany is the most important single market for BÖHLER-UDDEHOLM. An unfavourable economic climate in this and other major Western European markets would limit earnings opportunities for the Group over the long-term. However, management assumes that the individual Group companies will continue to be as successful in the future as they have been under difficult market conditions in the past. Moreover, expectations for economic recovery in Western Europe have risen considerably in recent months.

COMPETITION.

The Group is subject to tough competition from a number of companies, some of which are larger or have more extensive financial resources than BÖHLER-UDDEHOLM. Through the continuous improvement of products, services, and production processes as well as the steady development of the sales network, BÖHLER-UDDEHOLM has been able to successfully defend its position on the market. Worldwide sales through outlets in nearly 50 countries on all continents provide a major competitive advantage that only few competitors can match.


SALES BY DIVISION
17% WELDING CONSUMABLES
11% PRECISION STRIP
5% SPECIAL FORGINGS
67% HIGH PERFORMANCE METALS


SALES BY REGION
15% AMERICAS
13% ASIA
8% REST OF EUROPE
3% AUSTRALIA
2% AFRICA
59% EU


32% AUTOMOTIVE
6% PETROCHEMICALS
4% OTHER
SALES BY SECTOR
6% ELECTRONICS
7% AIRCRAFT
10% MECHANICAL ENGINEERING
11% POWER GENERATION
24% CONSUMER GOODS

ACQUISITIONS.

BÖHLER-UDDEHOLM pursues a growth strategy that may include further acquisitions in the coming years. Since the number of potential targets is limited, future takeovers could focus on companies that require considerably higher integration expenditure because of their size or current structure. In addition, financing through loans could lead to a deterioration of the Group's gearing ratio. However, past experience with the purchase and integration of companies has shown that the success of acquisitions depends not only on financial resources but also on suitable management. Management believes that the sum of interest-bearing debt should not exceed equity (gearing $\leq$ 100%), even in the case of acquisitions.

DEPENDENCE ON INDIVIDUAL CUSTOMERS.

The member companies of the BÖHLER-UDDEHOLM Group supply products and services to more than 100,000 customers throughout the world. No single customer accounts for more than 2% of Group sales. Therefore, the loss of an individual customer would not have a major impact on consolidated sales. However, the Precision Strip and Special Forgings Divisions, which together generate 15.9% of Group sales, manufacture certain products that focus on key customers. The loss of these customers could have a significant negative effect on the sales and result recorded by these divisions, and management therefore works to consolidate and protect these customer relations on a long-term basis.

FLUCTUATIONS IN RAW MATERIAL AND ENERGY PRICES.

Input materials for the production of specialty steels include scrap and a wide variety of alloys, which are subject to strong price fluctuations. The prices for these materials have risen sharply in recent months, and further price increases are possible. Particularly in Europe, increases in the prices of alloys can be passed on to customers in part through so-called "alloy surcharges". BÖHLER-UDDEHOLM also hedges the price of nickel traded on the London Metals Exchange through forward contracts. Nevertheless, increases or decreases in the price of alloys will influence the earnings of the Group.

Energy prices, in particular electricity, rose significantly during the reporting year. Management is working to counter this development by negotiating Group-wide supply contracts for electricity. The fees for CO_2 emissions, which will result from the Kyoto Protocol, cannot be estimated precisely at the present time. In general, current developments in the price of energy and raw materials have a negative impact on earnings recorded by BÖHLER-UDDEHOLM since these increases cannot be passed on in full to customers because of the competitive situation.

ENVIRONMENTAL RISKS.

BÖHLER-UDDEHOLM also produces at locations that possibly could have been exposed to environmental threats in the past. The Company is aware of contamination at the production site in Kapfenberg (Austria) and in Meerbusch (Germany), and this situation is monitored regularly. BÖHLER-UDDEHOLM has been assured by environmental experts that no specific clean-up measures are currently required to deal with this contaminated property. Such measures cannot be excluded in the future, however. In particular BÖHLER-UDDEHOLM expects to incur additional costs when industrial property is rezoned for other uses, as is currently planned for the Meerbusch site.

EXCHANGE RATE RISKS.

The Group is able to successfully counteract annual exchange rate fluctuations through foreign currency management. The devaluation of the US Dollar, combined with the growing strength of the Euro, gradually reduces the competitive advantage of the Group over competitors that produce in the USA or other countries whose national economies are linked to the US currency. In order to compensate for this development, management has implemented measures to further reduce costs. Since almost all necessary alloys are invoiced in US Dollars, the continuing weakness of this currency has also provided advantages in the procurement area.

OUTLOOK.

The management of BÖHLER-UDDEHOLM AG views the 2004 Business Year with cautious optimism. A genuine upswing is not expected for the coming year, but recovery should take hold on a number of European markets. The acquisition of the Brazilian Villares Metals S.A., which will presumably be concluded during the first quarter of 2004, will substantially strengthen the Group's market position in the key tool steel and high-speed steel segments. This should also lead to an increase in sales and earnings for the BÖHLER-UDDEHOLM Group compared to 2003 Business Year.

In the aircraft industry, no major improvement is expected during 2004. Uncertainty also characterizes forecasts for further development of the US market. Decisive structural shifts in the manufacturing sector, a key market for BÖHLER-UDDEHOLM, raises doubts whether this sector will participate in the general recovery of the US economy that is expected for 2004.

A further critical factor for BÖHLER-UDDEHOLM is the development of the US Dollar versus the Euro. The US Dollar is not expected to strengthen in 2004, but rather a renewed downturn is feared. The development of prices for energy, scrap and alloys will also have an important influence on Group earnings during the coming year. BÖHLER-UDDEHOLM assumes that these prices will remain unchanged at a high level.

In order to counteract these negative trends, BÖHLER-UDDEHOLM will strive to increase selling prices in 2004. Further cost reduction and rationalization will also serve to protect the high earning power of the Group in the coming year. The solid market positions of core products and increasing depth of the value added chain will give BÖHLER-UDDEHOLM a major advantage over the competition.



Tool steel and high speed steel represent small niches in the world of steel.

However, the market shares of BÖHLER-UDDEHOLM in these product segments are exceptionally high.



SALES IN M€	
2001	1,098.9
2002	1,044.3
2003	1,005.4

EBIT IN M€	
2001	88.8
2002	75.4
2003	77.4

EMPLOYEES	
2001	6,728
2002	6,828
2003	6,908

PRODUCTS, MARKETS AND CUSTOMERS.

High Performance Metals is the largest division in the BÖHLER-UDDEHOLM Group, with a 67% share of total sales. The special steels and special alloys such as nickel-based materials are manufactured by five companies: Böhler Edelstahl GmbH & Co KG in Kapfenberg (Austria), Uddeholm Tooling AB in Hagfors (Sweden), Böhler Bleche GmbH in Mürzzuschlag (Austria), Böhler Ybbstal Profil GmbH in Bruckbach (Austria), and Böhler-Uddeholm Specialty Metals, Inc. in South Boston (USA). The division also operates hardening facilities in a number of countries.

The most important segment in this division is tool steel (cold and hot work steels as well as plastic moulding steels), where BÖHLER-UDDEHOLM is the world market leader with a share of roughly 28%. The second largest segment is high-speed steel, where the Group ranks second with approximately 20% market share. Other major products include special grades, nickel-based alloys, high-alloy sheets, wire and profiles.

Key customers for the High Performance Metals Division in Europe, the Americas and Asia are the automotive and automotive supplier industries, tool and machine tool manufacturers, the energy industry, aircraft and aerospace industries, consumer goods and electronics industries, and medical technology firms.

A major competitive advantage for BÖHLER-UDDEHOLM is the Group's worldwide sales network. It enables the Group to react quickly and flexibly to the needs of customers on site, and provide not only steel and materials but also a wide range of services and technical know-how.

In December 2003 BÖHLER-UDDEHOLM AG and Aços Villares S.A. signed a contract for the acquisition of a majority share in the Brazilian Villares Metals S.A. by BÖHLER-UDDEHOLM AG through an increase in share capital. This capital increase is scheduled to take place during the first quarter of 2004. Villares Metals S.A. is a 100% subsidiary of Aços Villares S.A., a Brazilian company in which the Spanish Sidenor Group holds a majority stake. Villares Metals S.A. is headquartered in São Paulo and is the South American market leader in the tool steel, high-speed steel and valve steel segments. The acquisition of Villares Metals S.A. will substantially strengthen the position of BÖHLER-UDDEHOLM in an attractive growth market and provide an optimal addition to the activities of the High Performance Metals Division.

BUSINESS OVERVIEW 2003.

There were no signs of recovery in the key energy and aircraft industries during 2003, but the tense situation in the electronics sector eased slightly towards the end of the year. Sales to the automotive industry, the most important customer for the High Performance Metals Division, remained stable throughout the year. This development was supported by the innovative model policies of European car manufacturers and growth in the Asian automotive supplier industry. The manufacturing sector in the USA remained on a downward spiral following the shift of a significant amount of tooling business to Asia and South America.

A regional analysis of sales shows good demand and satisfactory growth in Asia. Markets in South America reported modest growth, while South Africa and Australia remained stable. The core European markets of Germany and Italy were able to match prior year levels, and a number of Eastern Europe countries reported substantial growth. In total, order intake for 2003 surpassed the prior year level.

The High Performance Metals Division closed the 2003 Business Year with a slight decline in sales and a slight increase in earnings compared to the prior year. It should be noted that earnings were affected by the weak US Dollar and sharp rise in the prices of energy, alloys and scrap.

CAPITAL EXPENDITURE.

Investments during the reporting year focused on strengthening the sales network. New sales companies were opened in Romania and Croatia, and the branch office in Russia was enlarged. In China the division started an ambitious 25 m€ investment program to double the number of locations from the present level of eight to 16 by 2006. New heat treatment plants in Hungary, South Africa, China and Malaysia started operations, and hardening capacity was expanded in Turkey and India.

Capital expenditure projects in the production companies were concentrated on a new converter at Kapfenberg, with an investment volume of roughly 17 m€. This equipment will increase capacity in the secondary metallurgy area, raise alloy output, and improve the overall cost efficiency of the plant. At the Hagfors site, heat treatment capacity was increased, and machining and milling centres for the processing of high-precision tools were expanded.

RESEARCH AND DEVELOPMENT.

The focal point of research at Kapfenberg was placed on improving simulation programs for the production of new alloys. In addition, a new hot work steel was developed for use in shaping processes by the automotive industry. At the Mürzzuschlag plant new production methods were created for nickel-based alloy sheet steels, which can be used in the aircraft and chemical industries. At the Hagfors site, Rolltec and Weartec tool steels were readied for market release. These steel grades are produced by spray-forming, and have superior mechanical qualities over conventionally produced tool steels.

Key Segment Figures in m€	2003	2002	2001
Total sales	1,005.4	1,044.3	1,098.9
Intra-company sales	13.5	17.5	13.4
External sales	991.9	1,026.8	1,085.5
Earnings before interest and tax (EBIT)	77.4	75.4	88.8
Operating assets	1,043.8	1,024.2	1,085.9
Operating liabilities	160.4	158.2	180.5
Capex	59.4	77.7	108.5
Depreciation	54.8	62.4	50.6
Other non-cash income/expense	5.4	1.1	(6.9)
Employees	6,908	6,828	6,728

SALES IN M€

2001	135.1
2002	131.8
2003	255.7

EBIT IN M€

2001	10.6
2002	10.7
2003	15.4

EMPLOYEES

2001	813
2002	784
2003	1,518

The Welding Consumables Division operates manufacturing facilities in Austria, Germany, Belgium, Brazil and Mexico as well as through the Fileur S.A. joint venture formed in Italy during 2003 and at Gedik Böhler Thyssen Kaynak A.S. in Turkey. The division also has a large number of subsidiaries that are responsible for the sale of welding consumables throughout the world.

The division considers itself an universal provider of welding consumables for sheathed electrodes, solid wire and filler wire for electrical arc welding, stick electrodes for gas welding, welding consumables for maintenance and repair, and soldering materials.

Medium and high-alloy welding consumables generate approximately two-thirds of divisional sales. The Group is market leader for rust, acid and heat-resistant products in many Western European and South American countries. These welding consumables are used in steel and apparatus construction, power station and plant construction, automobile manufacture and shipbuilding, pipeline construction, the petrochemical industry, and the food industry.

PRODUCTS, MARKETS AND CUSTOMERS.

In spring 2003 BÖHLER-UDDEHOLM AG acquired the 50% stake in Böhler Thyssen Schweisstechnik GmbH that was held by the ThyssenKrupp Group, and now owns 100% of this former joint venture. This transaction significantly strengthened the Welding Consumables Division, and also increased sales and earnings by a sizeable amount. It also transformed the Welding Consumables Division into the second-largest core business of the BÖHLER-UDDEHOLM Group, where it generated 17.1% of total sales.

BUSINESS OVERVIEW 2003.

Modest growth was recorded in Western Europe during the 2003 Business Year. The division's key markets in this region, Germany and Austria, stabilized near the prior year level. Markets in Eastern Europe showed moderate improvement over 2002, while a clear upturn was registered in Asia. Activity in North America declined during the reporting year, mainly because of the unfavourable Euro-US Dollar exchange rate.

The Welding Consumables Division reported a slight decline in sales, earnings and order intake for the 2003 Business Year, but the above-mentioned acquisition led to a clear increase over prior year figures. Although sales volumes decreased in 2003, prices remained stable and the product mixed was further improved.

BÖHLER-UDDEHOLM's

Welding
Consumables

Division

is a

specialist
for

medium and
high-alloy

welding materials

which are



used

in a

variety of

industrial
applications –

for instance
ship building.



An analysis of the individual product segments shows solid growth in sales of high-alloy welding wire and filler wire as well as welding electrodes for pipeline construction. The demand for middle and high-alloy stick electrodes declined, but the division was able to hold market shares at a stable level. Positive development was recorded in the pipeline, power station and chemical construction sectors as well as in the areas of maintenance and repair welding and special welding products. Activity in the shipbuilding and automotive industries reflected the prior year level.

CAPITAL EXPENDITURE.

The installation of a second production line for the manufacture of high-alloy filler wire formed the focal point of investments in Kapfenberg. This plant is now outfitted with state-of-the-art technology, and is scheduled to start operations in 2004. The new production line will double the capacity for filler wire, a strong growth product. High-alloy filler wire is used particularly in shipbuilding, power station construction and construction welding. At the Hamm site equipment was installed for the production of welding powder, and replacement investments were made by the remaining production companies.

RESEARCH AND DEVELOPMENT.

Research programs in the Welding Consumables Division focused on the development of high-alloy filler wire and stick electrodes as well as special welding consumables for power station construction. In addition, work continued on nickel-based filler wire for the welding of combustion chambers in incinerating plants. The division is also developing an alloyed welding powder for strip cladding, which will optimize protection against corrosion and abrasion in steel mill construction and chemical industry processes. A number of these projects are carried out together with external laboratories at institutions such as the Technical University in Graz or the Aachen University.

Key Segment Figures in m€	2003	2002	2001
Total sales	255.7	131.8	135.1
Intra-company sales	10.4	3.7	4.3
External sales	245.3	128.1	130.8
Earnings before interest and tax (EBIT)	15.4	10.7	10.6
Operating assets	187.6	91.4	97.6
Operating liabilities	32.6	16.1	17.8
Capex	23.6	4.1	3.1
Depreciation	9.7	5.0	4.9
Other non-cash income/expense	4.1	0.9	1.0
Employees	1,518	784	813

SALES IN M€

2001	171.4
2002	164.6
2003	158.5

EBIT IN M€

2001	33.5
2002	34.7
2003	35.0

EMPLOYEES

2001	1,111
2002	1,038
2003	1,038

PRODUCTS, MARKETS AND CUSTOMERS.

The Precision Strip Division manufactures its highly specialized niche products at three sites: Böhler-Uddeholm Precision Strip GmbH & Co KG and Martin Miller GmbH in Austria as well as Böhler-Uddeholm Precision Strip AB in Sweden. The product line comprises four segments:

- Strip steels for the production of saws to cut wood, stone, plastics, metals and foodstuffs;
- Rule die steel, cutting and creasing rules to punch cardboard, paper, plastics, leather and textiles;
- Strip steels for coater blades, crepping doctor blades, and printing doctor blades;
- Special cold rolled strip steel in very thin widths for valves, razor blades, scalpels, needles, weave reed, etc.

BÖHLER-UDDEHOLM is the worldwide leader or largest continental player in nearly all these segments. The most important export markets for these niche products are the EU countries (approximately 60%), as well as the Americas and Asia. In most countries, customers are supplied by Group sales companies. In many other countries, the best way to reach the market is through local trading partners who exclusively sell BÖHLER-UDDEHOLM strip products. The division's strengths are individualized customer care and support through user-specific expertise on site.

BUSINESS OVERVIEW 2003.

Although the weakness of the US Dollar versus the Euro had a negative impact on division results, total sales were only slightly below the prior year level. Europe and Asia reported higher sales, while North and South America suffered declines. Sales of strip steel for saws and special cold rolled strip showed strong growth, but rule die steel, cutting and creasing rules failed to meet expectations. These products are exported primarily into US Dollar-regions, and were particularly hard hit by the currency exchange situation.

After a record year in 2002, earnings slightly exceeded this level again in 2003. The division's profitability also clearly surpassed the Group average. This solid performance was supported by modifications to the product mix and promising results from the "Victory" program, which focuses on new sales opportunities in new markets. In addition, the "SPRINT" (Steel Production in Time) program led to a further improvement in both customer service and productivity.

While sales volumes remained near the 2002 level, pressure on prices increased notably during the course of the reporting year. In some regions, the division was forced to adjust selling prices to reflect the weakness of the US Dollar. Towards the end of 2003 the division was able to push through price increases on the market, and this strategy will be continued in 2004 if economic conditions allow.

Order intake declined in 2003 because many customers reduced stocks and shifted to just-in-time ordering. Long-term contracts covering saw blade steel and rule die steel were concluded towards the end of the 2003 Business Year, but these sales will only be recorded in 2004.

Key Segment Figures in m€	2003	2002	2001
Total sales	158.5	164.6	171.4
Intra-company sales	0.0	0.0	0.0
External sales	158.5	164.6	171.4
Earnings before interest and tax (EBIT)	35.0	34.7	33.5
Operating assets	119.7	121.8	128.7
Operating liabilities	24.9	33.2	29.1
Capex	10.6	4.1	16.8
Depreciation	7.2	9.5	10.8
Other non-cash income/expense	0.6	0.1	(2.3)
Employees	1,038	1,038	1,111

CAPITAL EXPENDITURE.

Investments at the Munkfors site focused on a new 15 m€ 20-high cold rolling mill, which will start operations during the second half of 2004. This equipment will allow the rolling of extremely thin strips with the narrowest tolerances. In addition, flaming capacity was increased during the reporting year. At the Ybbstal site capital expenditure was concentrated on the installation of new computer software for individual machines to optimize the control of production lines and expand capacity.

RESEARCH AND DEVELOPMENT.

The focal point of research activities in the Precision Strip Division was placed on the development of new coater blades for the paper industry. The longer service life of these new products will increase machine operating time by reducing changeovers. The division also worked to improve production processes for very thin special cold rolled steels by developing low-cost methods and improving the quality of the final product. This will reduce production cost and allow better product quality for the customer. The increased use of knowledge management during the reporting year also made the division leaner, stronger, and more compact.

SALES IN M€

2001	99.3
2002	96.4
2003	79.8

EBIT IN M€

2001	14.4
2002	10.5
2003	1.7

EMPLOYEES

2001	405
2002	390
2003	355

PRODUCTS, MARKETS AND CUSTOMERS.

The products of the Special Forgings Division are manufactured by Böhler Schmiedetechnik GmbH & Co KG in Kapfenberg. The aircraft and jet engine industries represent the most important single market, which generates 55% of total division sales. The second largest product segment is steam and gas turbine construction with 28% of division sales; selected niches in the machinery and plant construction area comprise a further market. The division's products are sold throughout the world with Europe, North America and Asia as the key markets.

The major aggregates for the production of these products are the world's largest screw press with 31,500 tonnes of pressure, drop-forging hammers with 80 kJ to 350 kJ blow energy, and open die hammers. This equipment is used to produce technically demanding forged products in small batches, in accordance with a comprehensive ISO 9001-certified quality control system that is designed to meet specific customer requirements.

BUSINESS OVERVIEW 2003.

2003 was the most difficult year to-date for the Special Forgings Division. The development of business was influenced by a sharp drop in sales to the aircraft industry and a noticeable decline in the energy sector, above all during the second six months. Sales volumes fell by a significant amount and the weak US Dollar intensified pressure on prices. This triggered a substantial decline in division sales and earnings. Order intake slumped during the first half of 2003, and only stabilized again after the summer months. In order to counteract the unfavourable operating environment, the division responded with workforce reductions, capacity adjustment and intensified cost-cutting measures.

AIRCRAFT INDUSTRY.

Key customers are the aircraft manufacturers Boeing, Airbus (EADS) and Bombardier and their component suppliers, as well as the jet engine manufacturers General Electric, Volvo Aero and Rolls-Royce. BÖHLER-UDDEHOLM supplies these companies with structural parts and forged disks made of titanium and nickel-based alloys and special aircraft steels.

Since 2001 the aircraft industry has reduced construction rates by an average of 40%, whereby the cutback was stronger at Boeing than at Airbus. After a steep downturn, the industry appears to have reached the turnaround point during the reporting year but the market is not expected to recover before 2005.





In spite of this unfavourable business climate, the division was able to defend its market share and generate new business. The Special Forgings Division was awarded a contract to supply 60 structural parts for the new wide-body Airbus A380. Sales of forged disks for jet engines remained level in spite of a declining market because of new orders.

TURBINE CONSTRUCTION.

Precision forged blades for steam turbines and stationary gas turbines are the main products in this segment. The most important customers are Siemens, Alstom, General Electric, Toshiba and Ansaldo. Virtually no new power station projects were started during the reporting year, which led to a strong drop in the sale of blades for steam turbines. The gas turbine segment stabilized due to the sale of spare parts for service and repairs. Customers have shifted to just-in-time ordering, and the development of business in the energy technology sector during the coming year is therefore viewed with caution.

OTHER SPECIAL FORGINGS.

The most important products in this segment are marine diesel valves, forged components for cable railways, and special wagon wheels. The sale of diesel valves for shipbuilding in Korea, Japan and Norway slowed somewhat during the reporting year. Demand increased for special wagon wheels, and sales volumes remained level in the remaining product segments.

CAPITAL EXPENDITURE.

The purchase of modern, digital control and measurement technology for the forging plants represented the focal point of investments in 2003. This equipment will not only increase the ease of operation, but also improve the measurement of precision forged turbine blades. Accuracy to gauge is particularly important for turbine blades because BÖHLER-UDDEHOLM supplies these products on a ready-to-install basis.

RESEARCH AND DEVELOPMENT.

Research activities in the Special Forgings Division concentrated on the development of new measurement technologies for forged components. Lasers allow three-dimensional, non-contact measurement of warm forged components, which helps reduce waste and lower production costs. In addition, the series production of special titanium-aluminium alloys for the aircraft industry was evaluated. These materials could be used in the jet engines of the future to increase efficiency and extend service life through superior material properties.

Key Segment Figures in m€	2003	2002	2001
Total sales	79.8	96.4	99.3
Intra-company sales	1.8	1.5	1.6
External sales	78.0	94.9	97.7
Earnings before interest and tax (EBIT)	1.7	10.5	14.4
Operating assets	79.0	99.0	98.7
Operating liabilities	9.1	10.4	24.6
Capex	2.5	5.0	6.9
Depreciation	3.0	3.0	2.6
Other non-cash income/expense	(0.1)	0.3	0.1
Employees	355	390	405

SEGMENT REPORTING ACCORDING TO IFRS/PRIMARY SEGMENT as at 31 December 2003

Division	High Performance Metals		Welding Consumables		Precision Strip	
in k€	2002	2003	2002	2003	2002	2003
Total sales	1,044,312.4	1,005,360.9	131,822.9	255,694.8	164,546.4	158,515.1
Intra-company sales	17,465.3	13,464.7	3,698.4	10,377.1	0.0	0.0
External sales	1,026,847.1	991,896.2	128,124.5	245,317.7	164,546.4	158,515.1
EBIT	75,404.6	77,408.0	10,670.4	15,443.6	34,701.4	35,009.8
Operating assets	1,024,162.1	1,043,836.5	91,439.1	187,555.7	121,751.8	119,748.8
Operating liabilities	158,198.5	160,448.3	16,124.5	32,585.5	33,171.4	24,868.0
Capex	77,743.2	59,422.9	4,113.5	23,637.1	4,142.7	10,590.8
Depreciation	62,379.3	54,803.8	5,006.0	9,742.4	9,472.4	7,202.1
Other non-cash income/expense	1,109.8	5,390.4	872.7	4,135.5	122.4	601.8
Employees	6,828	6,908	784	1,518	1,038	1,038

SEGMENT REPORTING ACCORDING TO IFRS/SECONDARY SEGMENT as at 31 December 2003

Region	Austria		European Union		Rest of Europe		N/S America	
in k€	2002	2003	2002	2003	2002	2003	2002	2003
External sales	85,715.5	90,705.2	753,293.5	798,291.8	113,405.9	119,776.6	243,299.0	222,783.2
Operating assets	577,583.0	594,233.0	546,408.6	582,437.5	38,713.5	36,144.3	142,766.7	127,004.7
Operating liabilities	103,835.3	108,957.6	116,256.1	121,716.1	11,061.6	11,619.3	31,677.0	35,786.0
Capex	50,774.1	42,639.7	25,162.2	40,498.0	3,395.6	1,509.6	4,676.2	3,812.8

	Special Forgings		Other/Consolidation		Group	
	2002	2003	2002	2003	2002	2003
	96,375.2	79,807.8	50,022.2	55,720.6	1,487,079.1	1,555,099.2
	1,511.3	1,790.6	23,189.6	29,653.2	45,864.6	55,285.6
	94,863.9	78,017.2	26,832.6	26,067.4	1,441,214.5	1,499,813.6
	10,495.4	1,650.9	(19,373.6)	(16,070.4)	111,898.2	113,441.9
	98,987.6	78,997.9	27,373.1	19,594.3	1,363,713.7	1,449,733.2
	10,365.3	9,055.3	7,557.5	11,436.3	225,417.2	238,393.4
	5,018.7	2,520.6	2,675.7	1,788.9	93,693.8	97,960.3
	3,048.9	2,971.7	7,004.2	3,163.1	86,910.8	77,883.1
	265.1	(130.7)	(636.5)	(292.3)	1,733.5	9,704.7
	390	355	256	234	9,296	10,053

	Asia		Australia		Africa		Consolidation		Group	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	182,547.3	200,792.9	43,342.1	42,131.2	19,611.2	25,332.7	0.0	0.0	1,441,214.5	1,499,813.6
	71,122.3	79,274.8	43,335.3	49,667.9	9,056.9	11,278.3	(65,272.6)	(30,307.3)	1,363,713.7	1,449,733.2
	16,782.2	19,456.1	7,552.4	6,820.6	2,276.1	3,761.8	(64,023.5)	(69,724.1)	225,417.2	238,393.4
	8,807.8	8,250.2	294.5	272.0	583.4	978.0	0.0	0.0	93,693.8	97,960.3

SECONDARY PUBLIC OFFERING.

In November 2003, the Austrian State Holding Company (ÖIAG) sold its remaining 25% stake in BÖHLER-UDDEHOLM AG through a secondary public offering over the stock exchange. On 25 November 2003 BÖHLER-UDDEHOLM AG became a fully privatized company.

The offering for 2,750,000 shares of BÖHLER-UDDEHOLM stock from the ÖIAG portfolio was oversubscribed nearly four times, with total demand reaching 10,539,892 shares. This placement was directed primarily toward institutional investors in Austria and other countries, but also to retail investors in Austria. The price per share was set at 48.50 €, which corresponded to a discount of 3.3% from the closing price of the BÖHLER-UDDEHOLM share on the pricing date (20 November 2003).

The 2,750,000 shares were allocated as follows: 6% to Austrian retail investors, 29% to Austrian institutional investors, 20% to German institutional investors, 18% to British investors, 12% to US investors, 9% to Swiss institutions and 6% to institutional investors in other countries. BÖHLER-UDDEHOLM was able to attract not only existing investors with this offering, but also generated numerous new shareholders in Austria and countries abroad. BÖHLER-UDDEHOLM views the high demand for its stock offering as the result of a transparent and consistent investor relations policy, which was introduced with the Company's initial public offering nine years ago.

The secondary public offering improved the liquidity of the stock, and also substantially increased free float from 44.8% to 69.8%. BU-Industrieholding GmbH, a group of private Austrian financial investors, continues to hold a 25.6% stake in BÖHLER-UDDEHOLM and the Company holds 4.6% of share capital as treasury stock for use in a stock option plan. A geographic analysis of the ownership structure after the stock offering shows that roughly 60% of BÖHLER-UDDEHOLM shareholders come from Austria and nearly 40% come from other countries.

DEVELOPMENT OF THE SHARE PRICE.

BÖHLER-UDDEHOLM AG was first listed on the Vienna Stock Exchange on 10 April 1995 and has traded in the most important segment of the equity market – the Austrian Traded Index or ATX – since that time. The Company has also maintained a Sponsored Level-1 ADR Program in the USA since 1996. In the leading ATX Index, BÖHLER-UDDEHOLM was weighted at 2.8% as of year-end 2003. The on-exchange trading volume of the Company's shares totalled

SHARE PRICE PERFORMANCE RELATIVE TO ATX (10 April 1995 – 31 December 2003)


€
80
70
60
50
40
30
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
— BÖHLER-UDDEHOLM AG
— Austrian Traded Index (ATX), indexed


4.6% TREASURY SHARES
30% AUSTRIA
11% USA
9% UK
9% GERMANY
5% SWITZERLAND
5.8% OTHER
25.6% BU-INDUSTRIEHOLDING GMBH

OWNERSHIP STRUCTURE

395.5 m€, and the off-exchange volume totalled 533.1 m€ for the reporting year. This represents total turnover of 928.6 m€, which again makes BÖHLER-UDDEHOLM one of the ten most frequent traded stocks on the Vienna Exchange.

At the start of 2003 the BÖHLER-UDDEHOLM share traded at 44.14 €. The price improved steadily during the second half of the year, reaching a high of 53.93 € at the end of November after the secondary public offering. The share ended the reporting year at 53.54 €, for an increase of 21.3% over the prior year closing price.

CORPORATE GOVERNANCE.

BÖHLER-UDDEHOLM previously announced its intention to comply with the Austrian Corporate Governance Code, and followed its provisions during the 2003 Business Year. Divergence from the rules 38, 42, 43, 54 and 69 of the code was disclosed and explained on the Company's website under "Corporate Governance" (comply or explain). The Supervisory Board of BÖHLER-UDDEHOLM AG held extensive discussions on the topic of corporate governance at a number of meetings during the reporting year, and supported the Company in the implementation of relevant guidelines. At the Austrian Stock Exchange Awards BÖHLER-UDDEHOLM was ranked second in the category "Corporate Governance", which confirms the Company's efforts in this field.

As announced in the prior year annual report, the Company submitted to a voluntary evaluation of its compliance with the provisions of the code by an external institution. This audit was conducted by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, and the results will be published on the BÖHLER-UDDEHOLM website.

BÖHLER-UDDEHOLM AG also intends to comply with the Austrian Corporate Governance Code in the 2004 Business Year.

STOCK OPTION PLAN.

Based on a resolution passed by the Annual General Meeting on 14 May 2001, BÖHLER-UDDEHOLM started a stock buyback program on 4 October 2001. Shares repurchased as part of this program will be used for the stock option plan in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act. The stock buyback was completed on 24 July 2002. During this period the Company repurchased a total of 504,900 shares, or 4.6% of share capital, at an average price of 46.89 € per share.

This share buyback formed the basis for implementation of a stock option plan for 58 key managers of the Group (also see page 60). In order to participate in this program, eligible managers were required to make an individual investment in BÖHLER-UDDEHOLM stock.

STOCK INFORMATION

ISIN Code: AT0000903851
Type of stock: Bearer shares of common stock
Share capital:
79,970,000 € divided in 11,000,000 shares
Free float: 69.8%
First traded on: 10 April 1995, Vienna Stock Exchange
On-exchange trading volume in 2003: 395.5 m€
Shares traded in 2003: 8,056,536
Average shares traded per day: 32,617
ATX weighting: 2.8%

The members of the Management Board of BÖHLER-UDDEHOLM AG were allowed to purchase up to 1,000 shares each, all other managers up to 500 shares each. The Company granted participants 20 options for each share purchased as part of the individual investment. Each option entitles the recipient to purchase one share of BÖHLER-UDDEHOLM stock. The exercise price per share equals the average price at which shares were purchased during the buyback program or 46.89 €.

Participants are only entitled to exercise their options if the price of the BÖHLER-UDDEHOLM share outperforms other steel companies during a two-year period (1 January 2002 – 31 December 2003). The performance comparison is based on a basket of ten steel stocks, whereby the BÖHLER-UDDEHOLM share must exceed the average growth of the following companies: Acerinox, Arcelor, Carpenter, Corus, Ispat, Rautaruukki, Sandvik, SSAB, ThyssenKrupp and voestalpine.

During the required period, the BÖHLER-UDDEHOLM share was able to outperform the steel basket by nearly ten percentage points. This performance was audited and verified by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz. Participants in the stock option program are therefore authorized by a resolution of the Supervisory Board to exercise their options between 1 January 2004 and 31 December 2006.

Capital market information can be obtained from:

Phone (+43-1) 798 69 01-707
Fax (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

ADR symbol: BDHHY
Bloomberg: BOEH AV
Bridge: AT;BUD
Dow Jones: R.BUD
ÖTOB symbol: BUD
Reuters: BHLR.VI

Financial Calendar 2004	
29 March	Results for the 2003 Business Year
3 May	Annual General Meeting
6 May	Ex-dividend day
13 May	Payment of dividends
18 May	Results for the First Quarter of 2004
1 September	Results for the First Two Quarters of 2004
9 November	Results for the First Three Quarters of 2004



Nickel-

based

alloys

and

high-alloy
bars,
sheets,
wire

and

profiles

made by
the

High
Performance
Metals

Division

are used

for

special
applications

in the
aerospace
industry.




EMPLOYEES
BY DIVISION
15.1% WELDING CONSUMABLES
10.3% PRECISION STRIP
3.5% SPECIAL FORGINGS
2.4% OTHER
68.7% HIGH PERFORMANCE METALS

The BÖHLER-UDDEHOLM workforce rose from 9,296 by 8% to 10,053 during the 2003 Business Year. This increase was related to the acquisition in the Welding Consumables Division. The number of employees was expanded in selected sales companies in Asia, but reduced in several production companies during the reporting year. In addition, the Group employed a total of 311 apprentices in 2003 versus 292 in 2002.

The regional distribution of employees is shown in the following table:

Employees by region	2003	2002
Austria	3,871	3,868
Sweden	1,387	1,402
Germany	1,409	1,096
Other Europe	1,260	1,054
North America	559	495
South America	404	335
Asia, Australia, Africa	1,163	1,064
Total	**10,053**	**9,296**

Employees who do not have an individual performance-based variable pay component were given an opportunity to participate in the success of the company through a special bonus system, which was introduced by the European production companies and specific sales companies during 1998. This incentive system has now been extended for a further three years. Annual bonuses are based on earnings before tax (EBT) as recorded by the individual Group companies, and range from 210 € to 1,170 € per employee.

In 2003, the BÖHLER-UDDEHOLM Management Academy was founded to support the development of future managers. The first class of participants is comprised of high potential men and women from various divisions and reflects the international character of BÖHLER-UDDEHOLM. The curriculum focuses not only on classic management disciplines such as marketing, strategy, communications and finance but also includes opportunities to exchange experience and practice team building. An ideal manager profile was created based on the BÖHLER-UDDEHOLM catalogue of shared values and used to develop subject areas for teaching in the Management Academy.

A number of Group companies joined together to participate in a human resources benchmarking during the reporting year. This program included the determination of key indicators such as fluctuation, training quotas, qualifications, absenteeism, etc. The comparison with data from other international industrial companies will yield both positive and negative variances, which can be analyzed and integrated into future personnel development.

—— Research and development expenses in the BÖHLER-UDDEHOLM Group totalled 15.2 m€ for 2003. Over the past seven years investments in research have risen substantially, as is demonstrated by the Group's patent statistics: the number of patents (including patent applications) doubled from 297 in 1997 to roughly 600 in 2003.

The reporting year acquisition in the Welding Consumables Division intensified the focus on innovation, research and development in this core business area. New focal points were established based on an analysis of key market segments (pipeline construction, power plant construction, chemical equipment construction, and the automobile industry) and technological trends in the welding process. One of these trends is the increasing substitution of stick electrodes by filler wire.

Filler wire accelerates welding procedures and reduces changeover time. This advance has led the Group to start construction on a new manufacturing unit for high-alloy filler wire in Kapfenberg. The production technology for this plant was designed in cooperation with the welding research centre of the Technical University in Graz to support the planned product line. This investment incorporates the results of research on filler wire, and will allow the Group to better satisfy the changing needs of the market while speeding up the development of new products.

The Corporate Research and Technology (CR & T) Board of BÖHLER-UDDEHOLM AG consisting of leading scientists from Austria, Germany, Sweden, Switzerland and the USA designated automation as a special focal point of activities in 2003. The combination of image analysis with robotics is expected to create new opportunities in metallurgical production technology. Potential applications range from steel melting and forming up to the control of finished products.

This technology can substantially reduce the time span from a basic idea to assembly line production. In addition, this procedure guarantees better and more uniform product quality. BÖHLER-UDDEHOLM currently uses image analysis with robotics in quality control and the finishing of products throughout the Group. In the future this technology will also be introduced into other areas of production.

Another focal point of research was the development of new materials for gas and steam turbines. These high-performance steels and nickel-based alloys were developed by BÖHLER-UDDEHOLM together with customers such as Siemens or ABB, and will be used in the next generation of power plants. The immediate need for new high-efficiency power stations has been demonstrated by the increasing number of power failures in recent years. The use of new materials in thermal power generation is a prerequisite for improving the performance of power stations.

——— The cornerstones of corporate social responsibility are successful management, respect for others, and accountability for the environment and the future. These long-term goals are frequently combined under the term "sustainability". In the steel industry, sustainability has been much more than just a slogan for years.

During the reporting year the Worldsteel Organisation and International Iron and Steel Institute (IISI) joined together with companies such as BÖHLER-UDDEHOLM to develop key indicators for measuring sustainable development in the steel industry. BÖHLER-UDDEHOLM strives to make sustainability measurable, and thereby also understandable and manageable, through participation in a range of projects such as the IISI Sustainability Index Group, the Environmental Group of the Austrian Society for Metallurgy and Mining (ASMET) and the Austrian Business Council for Sustainable Development (ABCSD).

The quality of environmental measures in the BÖHLER-UDDEHOLM Group is safeguarded by an ISO 14.001 management solution at each production facility. Continuous optimization of these systems keeps the certified companies at a state-of-the-art level, both from a technical and environmental standpoint. This allows appropriate controls and guarantees compliance with even the strictest environmental regulations. During the reporting year investments at BÖHLER-UDDEHOLM focused on energy savings, emissions, waste water and production waste. For example, the company was able to quickly introduce modifications to meet the requirements of the new waste disposal law in Austria.

The Kyoto Protocol and its implementation through the European guideline for emissions trading will be directed primarily toward the reduction of hothouse gases. Three companies in the BÖHLER-UDDEHOLM Group will be affected by this emission trading: Böhler Edelstahl GmbH and Böhler Bleche GmbH in Austria and Uddeholm Tooling AB in Sweden. All three companies have completed extensive preparations for the introduction of this exchange, should the Kyoto Protocol be ratified and implemented by participating countries.

An important sustainability driver is formed by knowledge management. BÖHLER-UDDEHOLM has implemented a special program to strengthen employees' awareness and understanding of sustainability. Its primary goal is the identification of synergies and focused use of expertise available throughout the Group.

An increase in know-how and the use of cross-linked information through knowledge management programs will lead to an overall improvement in quality. Experience in the BÖHLER-UDDEHOLM Group has proven repeatedly that the systemization and documentation of technical information facilitates access to relevant data. This provides a better overview of who is working on what research projects or problem solutions in the Group and helps prevent duplication. The use of resources therefore becomes more efficient, and ultimately also more effective.

——— During the 2003 Business Year, the Supervisory Board held four meetings and performed those duties required by law and the Articles of Association. In addition the Executive Committee, which also fulfils the duties of a Personnel Committee as defined by the Austrian Corporate Governance Code, held three meetings and the Audit Committee held one meeting during the reporting year. The Management Board provided the Supervisory Board with regular written and verbal reports and information on the development of business and performance of the Company and the Group.

The Annual Accounts and Directors' Report of BÖHLER-UDDEHOLM AG and the Consolidated Group Accounts and Directors' Report as at 31 December 2003 were prepared in accordance with International Financial Reporting Standards (IFRS). These documents were audited by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz, who were appointed auditors in accordance with § 270 of the Austrian Commercial Code.

This audit verified that the bookkeeping, Annual Accounts, and Consolidated Group Accounts meet legal requirements and the provisions of the Articles of Association. The results of the audit indicate no grounds for objection and the auditors have therefore awarded an unqualified auditors' report. The Directors' Report corresponds to the Annual Accounts and Consolidated Group Accounts.

The Supervisory Board has therefore approved the 2003 Annual Accounts and declares its agreement with the Directors' Report. The 2003 Annual Accounts are therefore approved in keeping with § 125 of the Austrian Stock Corporation Act. The Supervisory Board has also approved the Consolidated Group Accounts and related Directors' Report.

The Supervisory Board has examined and approved the proposal for the allocation of profits. BÖHLER-UDDEHOLM AG concluded the 2003 Business Year with net income of 29,333,148.84 €. The inclusion of changes to reserves and profit carried forward from the prior year yield retained earnings totalling 27,572,300.13 €. A resolution will be placed at the Annual General Meeting on 3 May 2004 recommending distribution of a dividend of 2.50 € per share and carry forward of the remaining amount.

The Supervisory Board



Note Ref.		ASSETS	31/12/2003 in k€	31/12/2002 in k€
	A.	**Non-current assets**		
(1)	I.	Property, plant and equipment	529,399.9	510,216.8
	II.	Goodwill	37,931.8	19,152.3
	III.	Other intangible assets	8,531.2	7,829.2
	IV.	Investments in associates	114.5	82.4
	V.	Other financial assets	32,870.0	34,768.5
(2)	VI.	Deferred tax assets	45,897.3	49,264.9
			654,744.7	**621,314.1**
	B.	**Current assets**		
(3)	I.	Inventories	519,819.1	482,412.9
(4)	II.	Accounts receivable from trade	295,062.2	292,873.1
(5)	III.	Accounts receivable from affiliated companies	4,678.5	5,733.9
(6)	IV.	Other receivables	41,174.7	38,082.2
	V.	Securities available for sale	41.8	128.9
	VI.	Cash and cash equivalents	49,522.1	55,992.4
	VII.	Prepaid expenses	15,658.3	11,410.1
			925,956.7	**886,633.5**
		Total assets	**1,580,701.4**	**1,507,947.6**

Note Ref.		SHAREHOLDERS' EQUITY AND LIABILITIES	2003 in k€	2002 in k€
	A.	**Shareholders' equity**		
(7)	I.	Share capital	79,970.0	79,970.0
(8)	II.	Capital reserves	264,596.6	264,596.6
(9)	III.	Treasury shares	(23,677.2)	(23,677.2)
(10)	IV.	Revenue reserves	271,282.4	261,907.2
	V.	Retained earnings	27,572.3	26,177.8
			619,744.1	**608,974.4**
	B.	**Minority interest**	**6,387.7**	**5,664.0**
	C.	**Non-current liabilities**		
(11)	I.	Interest bearing debt	178,294.2	127,105.1
(2)	II.	Deferred tax liabilities	45,226.4	41,601.9
(12)	III.	Severance and pension provisions	201,892.5	178,023.2
	IV.	Other long-term provisions	17,750.9	16,590.1
	V.	Other long-term liabilities	2,099.7	478.4
			445,263.7	**363,798.7**
	D.	**Current liabilities**		
(13)	I.	Accounts payable from trade	105,539.3	102,177.2
	II.	Payments on account	1,729.9	1,551.7
(14)	III.	Short-term borrowings	134,863.5	5,647.1
(15)	IV.	Current portion of interest-bearing debt	124,204.5	276,363.9
(16)	V.	Short-term provisions	78,909.7	73,365.6
(17)	VI.	Other short-term liabilities	59,355.7	65,202.4
	VII.	Prepaid income	4,703.3	5,202.6
			509,305.9	**529,510.5**
		Total shareholders' equity and liabilities	**1,580,701.4**	**1,507,947.6**

Note Ref.			2003 in k€	2002 in k€
(18)	**1.**	**Net sales**	**1,499,813.6**	**1,441,214.5**
(19)	2.	Cost of sales	(1,004,415.7)	(955,743.9)
	3.	**Gross profit**	**495,397.9**	**485,470.6**
(20)	4.	Other operating income	58,525.8	40,365.6
	5.	Distribution expense	(288,185.9)	(260,928.3)
	6.	Adminstrative expense	(106,154.6)	(98,184.2)
	7.	Amortization of goodwill	(4,666.4)	(13,664.9)
(21)	8.	Other operating expense	(41,474.9)	(41,160.6)
	9.	**Earnings before interest and tax (EBIT)**	**113,441.9**	**111,898.2**
	10.	Income/expense from shares and associated companies	33.1	10.3
	11.	Income/expense from securities	956.9	97.5
(22)	12.	Interest expense (net)	(23,141.5)	(29,165.5)
(23)	13.	Other financial result	489.1	(781.3)
	14.	**Financial result**	**(21,662.4)**	**(29,839.0)**
	15.	**Earnings before tax and extraordinary charges (EBT)**	**91,779.5**	**82,059.2**
(24)	16.	Income tax expense	(34,279.5)	(30,240.4)
	17.	**Net income before minority interest**	**57,500.0**	**51,818.8**
	18.	Minority Interest	(1,508.3)	(1,354.4)
	19.	**Net income**	**55,991.7**	**50,464.4**
(32)		Basic earnings per share (in €)	5.3	4.7
(32)		Diluted earnings per share (in €)	5.1	4.6
(32)		Average number of shares outstanding – basic	10,495,100	10,672,418
(32)		Average number of shares outstanding – diluted	11,000,000	11,000,000

	Capital in k€	Capital reserves in k€	Treasury shares in k€	Revenue reserves in k€	Translation reserves in k€	Retained earnings in k€	Total in k€	Minority interest in k€
As at 1/1/2002	**79,970.0**	**264,596.6**	**(6,990.5)**	**261,371.2**	**12,266.8**	**29,700.4**	**640,914.5**	**6,839.9**
Dividend 2001	0.0	0.0	0.0	0.0	0.0	(29,237.2)	(29,237.2)	(312.4)
Net income	0.0	0.0	0.0	24,749.8	0.0	25,714.6	50,464.4	1,354.4
Share buyback 2002	0.0	0.0	(16,686.7)	0.0	0.0	0.0	(16,686.7)	0.0
Other neutral changes	0.0	0.0	0.0	(617.3)	(35,863.3)	0.0	(36,480.6)	(2,217.9)
As at 31/12/2002	**79,970.0**	**264,596.6**	**(23,677.2)**	**285,503.7**	**(23,596.5)**	**26,177.8**	**608,974.4**	**5,664.0**
Dividend 2002	0.0	0.0	0.0	0.0	0.0	(24,138.7)	(24,138.7)	(399.0)
Net income	0.0	0.0	0.0	30,458.5	0.0	25,533.2	55,991.7	1,508.3
Share buyback 2003	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other neutral changes	0.0	0.0	0.0	(69.7)	(21,013.6)	0.0	(21,083.3)	(385.6)
As at 31/12/2003	**79,970.0**	**264,596.6**	**(23,677.2)**	**315,892.5**	**(44,610.1)**	**27,572.3**	**619,744.1**	**6,387.7**

CONSOLIDATED CHART OF PROVISIONS AS AT 31 DECEMBER 2003

	As at 1/1/2003 in k€	Foreign exchange differences in k€	Changes in group structure in k€	Used in k€	Released in k€	Allocated in k€	Transfers in k€	As at 31/12/2003 in k€
Provision for deferred taxes	41,601.9	(1,024.9)	945.5	835.1	501.7	5,030.7	10.0	45,226.4
Severance and pension provisions	178,023.2	(479.9)	19,354.5	8,412.5	1,150.9	15,117.5	(559.4)	201,892.5
Provision for long service awards	13,296.4	0.0	1,360.8	298.3	208.6	712.1	(2.4)	14,860.0
Other long-term provisions	3,293.7	(58.2)	172.7	599.6	569.8	818.7	(166.6)	2,890.9
Other short-term provisions	73,365.5	(1,168.1)	5,027.8	40,795.1	7,900.4	50,479.8	(99.8)	78,909.7
Total	**309,580.7**	**(2,731.1)**	**26,861.3**	**50,940.6**	**10,331.4**	**72,158.8**	**(818.2)**	**343,779.5**

		2003 in k€	2002 in k€
	Earnings before tax	**91,779.5**	**82,059.2**
–	Income taxes	(34,279.5)	(30,240.4)
+	Depreciation (– appreciation) of fixed assets	78,192.4	88,526.3
– (+)	Increase (reduction) in deferred tax assets	8,708.4	4,298.0
+ (–)	Increase (reduction) in long-term provisions	8,142.6	(4,135.3)
+ (–)	Translation difference from foreign currency items	(444.9)	1,575.2
– (+)	Income (expense) from disposal of fixed assets	(655.8)	(1,926.1)
=	**Cash flow before capital changes**	**151,442.7**	**140,156.9**
– (+)	Increase (reduction) in inventories, payments on account and prepaid expenses	(19,475.6)	26,215.3
+ (–)	Increase (reduction) in payments on account received and prepaid income	(902.8)	(305.7)
– (+)	Increase (reduction) in external accounts receivable	19,035.5	9,294.2
– (+)	Increase (reduction) in accounts receivable from affiliated companies (from trade receivables and other assets) and other receivables	(7,032.3)	(1,874.3)
+ (–)	Increase (reduction) in external accounts payable	(2,601.3)	(27,564.7)
+ (–)	Increase (reduction) in accounts payable from affiliated companies (from trade creditors and other liabilities) and other short-term liabilities	(11,685.4)	(7,649.1)
+ (–)	Increase (reduction) in short-term provisions	2,340.4	(1,081.0)
– (+)	Change in adjustment item for intercompany matching	(829.4)	(224.7)
+ (–)	Translation difference from foreign currency items	19,110.1	30,994.8
=	**Cash flow from operating activities**	**149,401.9**	**167,961.7**

		2003 in k€	2002 in k€
-	Investment in fixed assets	(84,095.3)	(96,893.0)
+ (-)	Proceeds (losses) from disposal of fixed assets	655.8	1,926.1
+	Book value of assets disposed	8,862.8	11,081.0
+ (-)	Changes resulting from group consolidation and book transfers	(52.2)	(138.0)
+ (-)	Translation difference from foreign currency items	7,122.5	10,526.0
+ (-)	Cash flow from acquisitions net of cash acquired	(39,200.6)	0.0
=	**Cash flow from investing activities**	**(106,707.0)**	**(73,497.9)**
+ (-)	Increase (reduction) in loans, ERP credits, other long-term liabilities and liabilities to banks	1,319.3	(3,444.9)
+ (-)	Increase (reduction) in bill liabilities	(802.5)	197.4
+ (-)	Increase (reduction) in payables from affiliated companies (from financing and clearing) and other long-term liabilities	1,533.3	(247.3)
- (+)	Increase (reduction) in receivables from affiliated companies (from financing and clearing)	573.0	(1,837.6)
+ (-)	Translation difference from debt denominated in foreign currency	(1,383.4)	(7,634.6)
-	Dividends paid, share movements, etc.	(24,817.8)	(49,171.3)
+ (-)	Translation difference from equity denominated in foreign currency	(21,013.6)	(35,289.8)
=	**Cash flow from financing activities**	**(44,591.7)**	**(97,428.1)**
+ (-)	Cash flow from operating activities	149,401.9	167,961.7
+ (-)	Cash flow from investing activities	(106,707.0)	(73,497.9)
=	**Free cash flow**	**42,694.9**	**94,463.8**
+ (-)	Cash flow from financing activities	(44,591.7)	(97,428.1)
=	**Change in cash and cash equivalents**	**(1,896.8)**	**(2,964.3)**
+	Cash and cash equivalents at start of year	56,121.3	63,020.8
+ (-)	Translation difference from foreign currency items	(4,660.6)	(3,935.2)
=	**Cash and cash equivalents at end of year**	**49,563.9**	**56,121.3**

	Cash and cash equivalents		
	Cash, cheques and bank accounts	49,522.1	55,992.4
	Current financial assets	41.8	128.9
		49,563.9	**56,121.3**

A. GENERAL NOTES

The consolidated financial statements of BÖHLER-UDDEHOLM AG for the 2003 financial year were prepared in accordance with the guidelines set forth in International Financial Reporting Standards (IFRS). IAS standards 1 to 40 were applied as far as valid.

Data in the consolidated financial statements are shown in thousand Euros (k€); the figures in the notes are shown in million Euros (m€) unless stated otherwise.

B. CONSOLIDATION PRINCIPLES

1. CONSOLIDATION RANGE

The consolidation range was established in accordance with the principles set forth in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). It comprises 16 domestic and 125 foreign subsidiaries, which are under the de jure and de facto control of BÖHLER-UDDEHOLM AG. The remaining non-consolidated companies are not significant, even in total.

In spring of the 2003 Business Year BÖHLER-UDDEHOLM AG acquired the 50% stake in Böhler Thyssen Schweisstechnik GmbH, Hamm, which was owned by Krupp Hoesch Stahl AG, and thereby increased its holding in this company to 100%. The change from proportional consolidation to full consolidation of Böhler Thyssen Schweisstechnik GmbH took place as of 31 March 2003. The balance sheet date for the member companies of this group was changed from 30 September to 31 December of each year during the fourth quarter of 2003.

In accordance with IAS 31 (Financial Reporting of Interests in Joint Ventures revised – 2000), the proportional method is used to consolidate the joint ventures Integrated Services 4 IT-Operations GmbH in Liquidation, Vienna, and GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul.

In addition, one domestic company is included in the consolidated financial statements "at equity".

A subsidiary is initially consolidated when control over the assets and business transactions is actually transferred to the parent company.

Companies included in the consolidated financial statements are listed in the table of holdings of BÖHLER-UDDEHOLM AG as of 31 December 2003, which is included as part of the notes.

The consolidation range (including BÖHLER-UDDEHOLM AG) developed as follows during the reporting year:

	Full consolidation	Proportional consolidation	At equity
As at 1/1/2003	**118**	**25**	**1**
Acquisitions	24	(24)	0
Foundations	2	1	0
Other additions	1	0	0
Disposals	0	0	0
Other disposals	3	0	0
As at 31/12/2003	**142**	**2**	**1**
Thereof foreign companies	125	1	0

The net effect of changes in the consolidation range, including consolidation entries, is as follows:

in m€	2003	2002
Non-current assets	53.0	(0.1)
Current assets	22.9	0.2
	75.9	**0.1**
Equity	0.0	0.0
Minority interest	0.2	0.0
Provisions	27.7	0.0
Liabilities	48.0	0.1
	75.9	**0.1**
Net sales	91.4	1.6
Earnings before tax	5.3	0.1
Employees	764	17

Following the change in consolidation method for Böhler Thyssen Schweisstechnik GmbH, Hamm, from proportional to full consolidation as of 30 June 2003, the following figures show the proportional values at which the Welding Consumables Division was included in the consolidated financial statements for the prior year:

in m€	31/12/2002
Non-current assets	38.8
Current assets	69.1
Total assets	**107.9**
Equity	28.5
Non-current liabilities	42.3
Current liabilities	37.1
Total equity and liabilities	**107.9**
Contingent liabilities	0.5
Net sales	131.8
Earnings before interest and tax (EBIT)	10.3
Net income	4.0

2. CONSOLIDATION METHODS

Subsidiaries are consolidated using the purchase method by offsetting the acquisition cost of the holding against the proportional share of equity at the date of acquisition or initial consolidation. Any resulting positive difference is allocated to assets where possible and amortized over the useful life of the investment.

Any remaining difference is capitalized as goodwill and generally amortized over a period of five years, or at most 15 years. Significant impairments in value that exceed the scope of regular amortization are reflected in extraordinary write-downs. In 2003 no impairment losses were recorded to goodwill (previous year: 8,447.0 k€).

Minority interest in the equity and profit or loss of entities controlled by the parent company is shown separately in the consolidated financial statements.

The same basic principles used to consolidated subsidiaries apply analogously to companies consolidated using the proportional method.

The purchase method is used to consolidate companies at equity. Any resulting positive difference is capitalized as goodwill and amortized over a period of five years.

Intercompany profits are not eliminated for companies carried at equity since these entities have an immaterial effect on the asset, financial and earnings positions of the Group.

All receivables, liabilities, expenses and income arising from transactions between member companies of the Group are eliminated. Profits arising from the provision of goods and services between Group companies are also eliminated unless they are immaterial.

3. FOREIGN CURRENCY TRANSLATION

In accordance with IAS 21 (The Effects of Changes in Foreign Exchange Rates – revised 1993), the annual financial statements of foreign companies included in the consolidation are translated into Euro using the functional currency method. The relevant national currency is the functional currency in all cases since these companies operate independently from a financial, economic and organisational perspective. All assets and liabilities are therefore translated at the closing rate on the balance sheet date; income and expenses are translated at the average rate for the year.

Translation differences between the closing rate on the balance sheet date and the average rate used for the income statement are charged or credited to equity. Any translation difference resulting from the adjustment of equity versus the initial consolidation is charged or credited to revenue reserves with no effect on the income statement. The resulting decrease in equity for the reporting year is 21.0 m€ (previous year: 35.9 m€).

Changes in fixed assets are translated at average rates. Changes in exchange rates over the prior year and differences resulting from the use of average rates to translate current year changes are shown separately as "currency differences" in the consolidated statement of fixed assets.

Translation differences resulting from the conversion of monetary items denominated in a foreign currency, which arise from exchange rate fluctuations between the date the translation was recorded and the balance sheet date, are recognized as income or expense in the relevant period. Non-monetary items valued at purchase or production cost are translated at the historical rate. Translation differences on monetary items, such as long-term receivables or loans, that are partly owned by a foreign entity are charged or credited to equity with no effect on the income statement.

If foreign currency receivables or liabilities are hedged with forward transactions, any unrealized exchange rate gains as of the balance sheet date are shown under other receivables and assets; unrealized exchange rate losses are recorded under other current liabilities.

C. ACCOUNTING AND VALUATION METHODS

Group valuation rules reflect the principle of consistent balance sheet preparation and valuation. Compliance with these uniform valuation principles is verified and attested by the auditors of the individual company financial statements. Data from companies consolidated using the equity method are not adjusted to conform to Group valuation methods.

NON-CURRENT ASSETS

Property, plant and equipment are valued at purchase or production cost and depreciated regularly over their useful life or to the lower recoverable amount. Depreciation is generally calculated according to the straight-line method.

The depreciation rates on fixed assets are as follows:

	in %
Residential property	2.0 - 3.0
Office and plant buildings, other structures	2.0 - 20.0
Machinery and equipment	3.3 - 25.0
Tools, office equipment	5.0 - 25.0
Minor assets	100.0

Impairment losses are reflected in extraordinary depreciation. Whenever an impairment loss is reversed, a corresponding write-up is made.

Leases for tangible assets, which transfer all risks and opportunities of ownership to the lessee (finance leasing), are capitalized at market value or the lower cash value in accordance with IAS 17 (Leases – revised 1997). These assets are depreciated over their useful life or the shorter term of the lease contract. Payment obligations resulting from future lease instalments are discounted and carried as liabilities.

Maintenance expenses for the financial year are recorded at cost.

Third party interest expense on tangible assets is not capitalized if production or purchase extends over a longer period of time.

Grants from public sources (investment subsidies) are recorded as a liability and amortized over the useful of the asset.

Intangible assets are valued at cost and amortized using the straight-line method. Amortization rates are between 6.67% and 33.3%. Research costs may not be capitalized according to IAS 38 (Intangible Assets), and are therefore expensed as incurred. Development costs also generally represent period expenses. These costs may only be capitalized if development activity will lead with sufficient probability to future revenues, which also cover the related costs. Moreover, various criteria detailed under IAS 38.45 (Intangible Assets) must be fulfilled in a cumulative manner with regard to development projects.

Shares in associated companies, which are not of minor importance, are included in the consolidated financial statements at equity based on the latest annual accounts available.

Investments and shares in associated companies, which are not included in the Group financial statements using the full, proportional or equity consolidation methods, are shown under other financial assets at purchase cost less extraordinary write-downs to reflect any impairment.

Interest-bearing loans are stated on the balance sheet at face value, interest-free loans at cash value.

Securities recorded under financial assets, which serve to cover employee benefits, are shown at fair value.

Other financial assets are recorded at purchase price or the recoverable amount as of the balance sheet date.

Deferred taxes are calculated, in particular, for temporary differences between the tax and commercial balance sheets of individual companies and for consolidation items. They are computed according to the balance sheet liability method in keeping with IAS 12 (Income Taxes – revised 2000). Deferred tax assets on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period. The calculation of deferred taxes is based on the customary national income tax rate at the time the temporary difference will be reversed.

CURRENT ASSETS

Inventories are valued at purchase or production cost, or the lower recoverable amount as of the balance sheet date. Where assets are comparable, purchase or production cost is determined by the weighted average price method or similar methods. Production cost includes only direct expenses and allocated overheads.

Trade and other receivables are recorded at cost. Recognizable risks are reflected in appropriate valuation adjustments. Significant non-interest or low interest-bearing receivables are discounted.

Marketable securities recorded under cash on hand and at banks are stated at market value (mark-to-market). There were no limitations on the disposal of these funds as of the balance sheet date.

TREASURY SHARES/STOCK OPTION PROGRAM

The 12th Annual General Meeting of BÖHLER-UDDEHOLM AG on 12 May 2003 authorized the Management Board to repurchase shares of the Company's stock, subject to approval by the Supervisory Board. These shares plus shares purchased by the company in accordance with § 65 Par. 1 No. 1, 4, 7 and 8 of the Austrian Stock Corporation Act and treasury shares previously purchased and still held by the company may not in total exceed 10% of share capital. This authorization may be exercised on or before 12 November 2004. This authorization set a minimum repurchase price of € 1.00 and a maximum repurchase price of not more than 30% above the average market price for the three calendar months preceding repurchase.

The 10th Annual General Meeting of BÖHLER-UDDEHOLM AG on 14 May 2001 authorized the Management Board to repurchase shares of the Company's stock in accordance with § 65 Par. 1 No. 4 of the Austrian Stock Corporation Act and/or § 65 Par. 1 No. 8 of the Austrian Stock Corporation Act, subject to approval by the Supervisory Board. This authorization covered the purchase of a maximum of 1,100,000 bearer shares, and was valid up to and including 14 November 2002. In accordance with this authorization, the minimum repurchase price equalled € 1.00 and the maximum repurchase price was limited to 30% above the average market price for the three calendar months preceding repurchase.

The Management Board exercised this authorization and repurchased 504,900 shares for 23.7 m€ in order to meet the requirements of the stock option plan for 58 key employees, which is described below.

The prerequisite for participation in this program was an individual investment by each beneficiary. Each member of the Management Board of BÖHLER-UDDEHOLM AG was permitted to purchase up to 1,000 shares of BÖHLER-UDDEHOLM stock, all other key employees up to 500 shares each. Participants were granted 20 options for each share of individual investment. Each option represents the right to purchase one share of BÖHLER-UDDEHOLM common stock. The exercise price equals the average price at which the shares were repurchased, which is 46.89 €.

Participants in this program may only exercise their options if the BÖHLER-UDDEHOLM share outperformed other steel issues during a period of two years (1 January 2002 to 31 December 2003). This performance comparison is based on a "basket" of ten steel companies (Acerinox, Arcelor, Carpenter, Corus, Ispat, Rautaruukki, Sandvik, SSAB, ThyssenKrupp and voestalpine), whose average share price growth must be exceeded by the BÖHLER-UDDEHOLM share.

During the stated period, the BÖHLER-UDDEHOLM share outperformed the steel basket by nearly ten percentage points. This result was examined and confirmed by KPMG Alpen-Treuhand GmbH, Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Linz. The Supervisory Board has therefore authorized participants in the Stock Option Program to exercise their options in accordance with the plan during the period from 1 January 2004 up to and including 31 December 2006.

The total number of stock options granted to key employees or members of the Management Board as of 31 December 2003 equalled 504,900. Each of these options represents the right to purchase one share of BÖHLER-UDDEHOLM AG common stock. The fair value of these options was calculated using the Black-Scholes Option Pricing Model, and ranges from 4,106.2 k€ to 5,184.2 k€ depending on the exercise date. The calculation of these market values was based on the following assumptions:

	31/12/2003
Risk free interest rate	2.248% – 3.042%
Expected volatility	23.062%
Expected maturity	1 – 3 years
Average market value per option	8.1327 € – 10.2677 €

The Black-Scholes Option Pricing Model was developed for the calculation of market values for options without restrictions on exercise rights. Option pricing models are based on subjective assumptions, and the company believes they do not necessarily generate reliable values.

NON-CURRENT LIABILITIES

SEVERANCE AND PENSION PROVISIONS

As a result of statutory obligations, employees of Austrian group companies are entitled to receive a one-time severance payment upon redundancy or at retirement. This payment is dependent on the number of years of service and relevant salary/wage at the end of employment. The provisions for severance payments are calculated as of the balance sheet date according to the "projected unit credit method" based on an interest rate of 5.4% p.a. (previous year: 6.04% p.a.) and future salary increases of 2.0% p.a. (previous year: 2.5% p.a.). The expected retirement age for women is 56 years; the corresponding value for men is 61 years. Severance obligations for foreign group companies are calculated according to comparable methods.

The BÖHLER-UDDEHOLM Group has different pension plans for its employees, which are determined by the legal, economic and tax conditions of the individual countries. In part, pension obligations are financed via external funds or re-insurance. A significant proportion of current pension obligations and entitlements to future pensions is covered by provisions. The obligations of our companies are determined based on the protected unit credit method in accordance with IAS 19 (Employee Benefits – revised 2000). In the BÖHLER-UDDEHOLM Group, unexpected gains or losses on assets held by external funds (actuarial gains or losses) are distributed uniformly over the average remaining working period in accordance with the corridor regulation set forth in IAS 19.92.

Pension obligations are calculated using the following parameters:

	Interest rate		Salary increase		Pension increase	
in %	2003	2002	2003	2002	2003	2002
Austria	5.4	6.04	2.0	2.5	1.3	1.5
Germany	5.4	6.0	2.0	2.5	1.3	1.5
Sweden	5.2	5.5	3.0	3.0	2.0	2.5
USA	6.75	7.5	0.0	3.0	0.0	3.0

AUSTRIA

At BÖHLER-UDDEHOLM AG and its Austrian subsidiaries, a defined contribution plan entitles employees to receive a pension payment on retirement. In the case of defined benefit plans for management, the pension payment is dependent on the length of service with the company and/or salary at retirement. Other pension commitments provide for an indexed sum as a pension payment, which is dependent on the length of service. Payment obligations are financed through a legally independent pension fund, APK Pensionskasse AG (APK) to which the vested pension obligations are transferred, or through the creation of provisions.

The defined contribution plan, which has also applied to new commitments to key management since 1 January 1998, provides for ongoing contributions of up to 10% of gross monthly salaries by companies to APK. In addition to the employer's payment, employees are entitled to make additional contributions.

GERMANY

The majority of German subsidiaries have defined benefit plans, which are structured in accordance with local pension laws and established within the framework of company agreements. Payments are based on the applicable years of service in the form of a fixed amount per year. In some companies, this fixed amount is modified according to the employee's income at retirement. Current pensions are subject to regular adjustment audits in accordance with legal regulations for indexing.

Management is generally excluded from pension payments under retirement laws if they have received commitments in accordance with the guidelines of the Essener Verband. In such cases, pension payments are determined according to group contributions as defined by the Essener Verband and the reported entry date; a certain percentage of pensions granted by social security providers are also taken into account.

Payment obligations are reflected in provisions, which are calculated according to actuarial principles.

SWEDEN

ITP – Collectively Agreed Occupational Pension Insurance
ITP provides a supplementary pension for salaried employees in private industry. It is an occupational pension insurance, which is based on a collective agreement between SAF and PTK. The insurance covers employees working in the private sector. The employer takes out insurance with Alecta and pays the premiums. ITP supplements statutory insurance.

The insurance includes a number of benefits. The most important is retirement pension, which consists of two components: a basis component and a supplementary retirement pension – ITPK. In addition to retirement pension, ITP insurance also provides short-term disability coverage and family pensions.

The employer starts to make premium payments for retirement and family pensions when an employee reaches the age of 28, while short-term disability pension premiums are paid from the age of 18. The costs are individual for each employee and depend, among other things, on the employee's salary, age, length of service and retirement age. The employer also contributes to a collectively agreed occupational group life insurance plan – TGL – which provides a lump-sum payment if the insured dies before the age of 65.

ITP pension obligations are reflected in the creation of provisions. Claims are protected against insolvency by the Försäkeringsbolaget Pensionsgaranti (FPG).

The SAF-LO Collective Pension
The SAF-LO Collective Pension covers 1.4 million wage employees in the private sector and supplements the statutory national pension. It was negotiated by the two major organizations in the Swedish labour market – SAF (the Swedish Employers' Confederation) and LO (the Swedish Trade Union Confederation).

Lifetime Income Principle
The pension is based on total income earned by an employee from the age of 21 through employment in sectors covered by the agreement. The employer pays a pension premium equivalent to 3.5% of the employee's total gross compensation. The retirement age is 65, but it is possible to draw the pension at an earlier or later date.

USA

The Böhler-Uddeholm Corporation pension program consists of a defined benefit plan for all non-union employees (management staff) and a defined contribution plan for all other employees of the company.

Non-Union Employees' Pension Plan
All future obligations arising from the Non-Union Employees' Pension Plan were frozen as of 30 September 2002, and no further contributions will be made in the future. Beneficiaries may vest their claims through payment, up to a maximum of the amount earned on or before 30 September 2002. Employees who joined the company after 30 September 2002 may not participate in this pension plan.

The right to receive a company pension begins after six months of employment and at a minimum age of 20.5 years. This right becomes vested after five years of service.

The pension is calculated as 0.625% of the final salary/wage plus 0.625% of the difference between the final salary/wage and the defined minimum pension, multiplied by the allowable years of service, with an upper limit of 35 such years.

The retirement age is assumed to be 65. Early retirement is possible from 55 onward at reduced payments if the beneficiary has at least 15 years of service or if the total years of service plus the age of the employee equals a minimum of 80.

The employee may choose to receive payment over a period of 10 or 15 years. If the claim is less than USD 3,500 a one-time instalment is paid.

If rights are vested, the company is obliged to pay 75% of the pension to the surviving partner in case of death.

In case of invalidity, 100% of claims are considered to be vested immediately. In addition, the provisions for regular pensions apply.

Böhler-Uddeholm Corporation Retirement and Savings Plan

The right to participate in the Böhler-Uddeholm Corporation Retirement and Savings Plan begins after six months of employment and at a minimum age of 21 years. Claims based on employee contributions are vested immediately, and those from employer contributions after five years (20% p.a.).

Employee contributions may range from 1% to 25% of the gross assessment base plus 1% to 10% of the net assessment base, but may not exceed the legal limit.

Employer contributions equal 100% of the first 3% of employee contributions plus 50% of the second 3%. Non-vested claims to employer contributions are distributed among the remaining beneficiaries based on their share of total pension rights. The company also has the option to pay part of annual net profit into the pension fund on a voluntary basis. Distributions to beneficiaries are made in the same way as non-vested rights.

On a quarterly basis, beneficiaries have the option to shift their portfolio within the securities fund that covers claims. A transfer of securities from external funds is possible under certain conditions.

A retirement age of 65 is assumed. Payment is made optionally as instalments or a one-time payment at age 65 or in the event of invalidity of the beneficiary; in case of death, payment is made to a person previously designated by the employee.

An employee may withdraw his/her contributions prematurely, but may then make no further contributions to the fund for six months. Beginning at age 59.5, withdrawals may also be made from the securities fund.

Any member of the fund may borrow against his/her fund assets, provided the loan does not exceed USD 50,000. Interest is charged at the prime rate +1%, and repayment is generally made over a maximum of five years, with an extension to ten years permitted for residential building loans.

OTHER LONG-TERM/SHORT-TERM PROVISIONS

Other provisions shown under other short-term/long-term liabilities cover all foreseeable and contingent liabilities up to the balance sheet date. The amounts reflect the most probable value based on careful assessment. Provisions are not recorded for expenses.

OTHER LONG-TERM/SHORT-TERM LIABILITIES

Other long-term/short-term liabilities are comprised primarily of taxes and amounts due to social security carriers. Liabilities are stated at redemption value.

RECOGNITION OF INCOME AND EXPENSE

Revenue from the sale of goods and services is recognized when risk and opportunity are transferred to the buyer.

Interest income is recognized on a pro rata basis in accordance with the effective return on the asset. Dividend income is recorded when a legal claim arises.

DISTRIBUTION EXPENSES

In addition to marketing and sales department costs, selling expenses include logistics costs and related administrative expenses. This item is comprised primarily of consulting expenses, allocated personnel expenses, and expenses for external services.

ADMINISTRATIVE EXPENSES

This item is comprised of general administrative expenses that cannot be allocated to manufacturing costs. Administrative expenses basically include legal, audit and consultancy costs, allocated personnel expenses, external services, and expenses for events, rents and leases.

ESTIMATES

To a certain extent estimates and assumptions must be made in the consolidated financial statements, which affect the assets and liabilities recorded in the balance sheet, the statement of other obligations as of the balance sheet date, and the recognition of income and expenses for the reporting period. Actual amounts arising in the future may differ from these estimates.

1. PROPERTY, PLANT AND EQUIPMENT

The classification of assets summarized in the balance sheet and relevant changes are shown in the statement of assets (see page 78).

Property, plant and equipment also include leased assets of 13.2 m€ (previous year: 11.3 m€), which are attributed to the Group as the economic owner because of the nature of the underlying lease contracts (finance leases).

Future expenses arising from operating lease contracts totalled 28.1 m€ as of 31 December 2003 (previous year: 15.0 m€), and are due as follows:

in m€	31/12/2003	31/12/2002
2004	6.9	5.2
2004 – 2008	28.1	15.0

Commitments for the acquisition of fixed assets as of 31 December 2003 totalled 8.6 m€ (previous year: 20.0 m€).

In 2003 no impairment losses (previous year: 5.0 m€) were recognized on tangible assets. No reversals of impairment losses (as in the previous year) were recognized during the reporting year.

2. ALLOCATION OF DEFERRED TAXES

Temporary differences between the carrying amount and tax base of the following items led to deferred taxes as follows:

in m€	2003 Assets	2003 Liabilities	2002 Assets	2002 Liabilities
Individual companies in total				
Pension provisions	5.0	0.0	3.0	0.0
Severance provisions	4.7	0.0	3.9	0.0
Tax losses carried forward	10.0	0.0	9.7	0.0
Untaxed reserves	0.0	23.3	0.0	21.2
Other	4.5	13.1	5.8	11.8
Subtotal	24.2	36.4	22.4	33.0
Consolidation				
Intercompany profit elimination	9.3	(1.3)	11.0	(1.6)
Revalued assets	0.0	9.5	0.0	9.6
Other	12.4	0.6	15.9	0.6
Deferred tax assets/liabilities	**45.9**	**45.2**	**49.3**	**41.6**

Deferred taxes were not recorded on differences resulting from investments in subsidiaries in accordance with IAS 12.39 (Income Taxes – revised 2000).

Deferred tax assets were not recorded on losses of 89.1 m€ carried forward (previous year: 71.1 m€).

3. INVENTORIES

Inventories are classified as follows:

in m€	31/12/2003	31/12/2002
Raw materials and consumables	64.0	63.6
Work in progress	111.4	104.6
Finished goods	237.5	209.3
Merchandise	104.7	102.8
As yet unbillable services	0.8	1.6
Payments on account	1.4	0.5
Total	**519.8**	**482.4**

4. ACCOUNTS RECEIVABLE FROM TRADE

in m€	31/12/2003	31/12/2002
Accounts receivable from trade	295.1	292.9
Thereof over one year	0.8	0.4
Thereof secured by bills of exchange	5.3	5.6

Impairment losses on receivables of 3.6 m€ were recorded during the financial year (previous year: 5.1 m€).

5. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

in m€	31/12/2003	31/12/2002
Accounts receivable from affiliated companies	4.7	5.7
Thereof over one year	0.0	0.0
Thereof secured by bills of exchange	2.2	2.3

Receivables from affiliated companies involve receivables from non-consolidated affiliated companies.

6. OTHER RECEIVABLES

in m€	31/12/2003	31/12/2002
Accounts receivable from enterprises in which shares are held	0.6	1.2
Thereof over one year	0.0	0.0
Thereof secured by bills of exchange	0.6	0.6
Other receivables	40.6	36.9
Thereof over one year	1.0	1.1
Total	**41.2**	**38.1**
Thereof over one year	1.0	1.1
Thereof secured by bills of exchange	0.6	0.6

7. SHARE CAPITAL

The share capital of the company remained unchanged at 79,970,000.00 €; it is divided into 11 million shares with zero par value. The Management Board was authorized by the Annual General Meeting of 17 May 1999 to increase the share capital of the company by up to 39,985,000.00 € through the issue of up to 5,500,000 zero par value shares within a period of five years from the amendment to the articles of association.

8. CAPITAL RESERVES

Appropriated capital reserves (premium) remained unchanged at 105.4 m€ and free capital reserves remained unchanged at 159.2 m€.

9. TREASURY SHARES

As part of the share repurchase program (see also chapter "C. Accounting and Valuation Principles – Treasury Shares") a total of 504,900 zero par value shares (representing 4.59% or 3,670.6 k€ of total share capital) were repurchased for 23,677.2 k€.

10. REVENUE RESERVES

Revenue reserves were increased to the extent necessary to match the balance sheet profit in the consolidated accounts with the comparable figure in the annual accounts of BÖHLER-UDDEHOLM AG as the parent entity.

11. INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of more than one year, and is classified as follows:

in m€	31/12/2003	31/12/2002
Liabilities to banks	165.1	116.0
Thereof over five years	102.8	2.8
Thereof secured by collateral	6.2	7.6
Liabilities from finance leases	13.0	10.9
Other interest-bearing liabilities	0.2	0.2
Total	**178.3**	**127.1**

12. SEVERANCE AND PENSION PROVISIONS

a) Severance Provisions

The provisions developed as follows in 2003:

in m€	2003	2002
Projected benefit obligation (DBO) = severance provisions on 1/1	**62.5**	**62.5**
Service costs	1.9	1.6
Interest payments	3.9	4.0
Reclassifications and conversions	2.3	(9.0)
Actuarial gains or losses	(2.8)	2.4
Projected benefit gains or losses (DBO) on 31/12	**67.8**	**61.5**
Unrecognized actuarial gains or losses	(3.1)	(0.4)
Severance provisions on 31/12	**64.7**	**61.1**
Corridor	**6.8**	**6.2**
Change in severance provisions		
Gross service costs	6.5	2.8
Severance payments	(4.6)	(1.2)
Service costs	1.9	1.6
Interest payments	3.9	4.0
Reclassifications and conversions	(2.2)	(4.2)
Net development	**3.6**	**1.4**

b) Pension Provisions

The provisions developed as follows in 2003:

in m€	2003	2002
Projected benefit obligation (DBO) on 1/1	**189.4**	**159.2**
Currency conversion	(2.6)	(1.8)
Service costs	5.1	0.7
Interest payments	11.7	10.5
Reclassifications and conversions	9.8	27.2
Actuarial gains or losses	(3.8)	(6.4)
Projected benefit obligation (DBO) on 31/12	**209.6**	**189.4**
Unrecognized actuarial gains or losses	(13.5)	(9.6)
Plan assets at fair value	58.9	62.9
Pension provisions on 31/12	**137.2**	**116.9**
Corridor	**21.0**	**18.9**

in m€	2003	2002
Change in pension provisions		
Gross service costs	16.0	7.1
Pension payments	(10.9)	(6.4)
Service costs	5.1	0.7
Interest payments	11.7	10.5
Reclassifications, conversions and fund contributions	6.1	(10.1)
Return on plan assets	2.6	2.3
Net development	**20.3**	**(1.2)**

13. ACCOUNTS PAYABLE FROM TRADE

in m€	31/12/2003	31/12/2002
Trade creditors	104.4	100.4
Thereof from affiliated companies	1.0	1.1
Bills of exchange	1.1	1.8
Total	**105.5**	**102.2**

14. SHORT-TERM BORROWINGS

These include current account overdrafts, subsidized export loans and other working capital credits as of 31 December.

15. CURRENT PORTION OF LONG-TERM INTEREST-BEARING DEBT

This item contains all interest-bearing liabilities with a maturity of less than one year. In contrast to the prior year, subsidized export loans (previous year: 80.9 k€), are shown under "short-term borrowings". This item is classified as follows:

in m€	31/12/2003	31/12/2002
Liabilities to banks	123.5	275.2
Liabilities from finance leases	0.7	0.6
Liabilities from financing and clearing	0.0	0.6
Total	**124.2**	**276.4**

16. SHORT-TERM PROVISIONS

These provisions contain allowances for restructuring measures, contract risks, warranties and risks in the distribution sector. They also include obligations to employees, in particular for unused vacation and current benefits.

17. OTHER SHORT-TERM LIABILITIES

in m€	31/12/2003	31/12/2002
Liabilities from taxes	19.4	19.9
Liabilities from social security	7.9	7.2
Other liabilities	32.1	38.1
Total	**59.4**	**65.2**

18. NET SALES

Please refer to the segment reports for the composition of net sales on page 36 and 37.

19. COST OF SALES

The cost of goods sold represents the production cost of goods and services. In addition to personnel expenses of 249.1 m€ (previous year: 234.5 m€) and depreciation of 52.9 m€ (previous year: 52.7 m€), this item includes only those third-party services required for the production sector.

Research and development costs of 15.2 m€ (previous year: 16.8 m€) were recognized as expense in the financial year 2003.

20. OTHER OPERATING INCOME

in m€	2003	2002
Proceeds of disposals of and write-ups to fixed assets other than financial assets	0.8	3.5
Proceeds from the dissolution of provisions	10.3	3.4
Realized exchange gains	10.7	11.7
Unrealized exchange gains	8.6	1.4
Other operating income	28.1	20.4
Total	**58.5**	**40.4**

21. OTHER OPERATING EXPENSE

in m€	2003	2002
Non-income based taxes	8.8	6.6
Realized exchange losses	9.8	10.7
Unrealized exchange losses	3.4	3.0
Other operating expense	19.5	20.9
Total	**41.5**	**41.2**

22. INTEREST EXPENSE (NET)

in m€	2003	2002
Interest income and related earnings	10.1	5.2
Thereof from affiliated companies	0.6	0.5
Interest and related expenses	(33.2)	(34.4)
Thereof from affiliated companies	0.0	(0.1)
Thereof interest on employee benefits	(12.0)	(11.4)
Net interest expense	**(23.1)**	**(29.2)**
Thereof from affiliated companies	0.6	0.4

23. OTHER FINANCIAL RESULT

in m€	2003	2002
Income from shares	0.2	0.1
Thereof from affiliated companies	0.2	0.1
Expenses related to shares	(0.1)	0.0
Thereof from affiliated companies	(0.1)	0.0
Write-downs of financial assets	(0.7)	(1.6)
Book gains on the sale of marketable securities	1.1	0.7
Total	**0.5**	**(0.8)**
Thereof from affiliated companies	0.1	0.1

24. INCOME TAX EXPENSE

in m€	2003	2002
Current income taxes	22.1	28.5
Thereof aperiodic	1.3	4.9
Deferred income taxes	12.2	1.7
Total	**34.3**	**30.2**

Income tax of 34.3 m€ for 2003 (previous year: 30.2 m€) is 3.1 m€ (previous year: 2.3 m€) higher than the expected income tax of 31.2 m€ (previous year: 27.9 m€), which was calculated using a tax rate of 34% on earnings before tax of 91.8 m€ (previous year: 82.1 m€).

The reconciliation from expected to actual income tax expense is as follows:

in m€	2003	2002
Earnings before tax	91.8	82.1
of which 34% = expected income tax expense	31.2	27.9
Effect of foreign tax rates	(3.8)	(2.6)
Other items	5.6	0.0
Income tax expense for the period	33.0	25.3
Aperiodic income tax	1.3	4.9
Reported income tax expense	**34.3**	**30.2**

E. GENERAL NOTES

25. CASH FLOW STATEMENT

The consolidated statement of cash flows is presented according to the indirect method. Cash and cash equivalents include only cash on hand, bank accounts and marketable securities. Interest income and expense is allocated to operations; net cash outflow for interest payments in 2003 amounted to 10.1 m€ (previous year: 14.7 m€). The cash effective tax payments amounted to 19.1 m€. Dividend payments are shown under cash flow from financing activities.

26. SEGMENT REPORTING

The BÖHLER-UDDEHOLM Group is active in the sectors of High Performace Metals – which essentially covers tool steel and high speed steel – Welding Consumables, Precision Strip and Special Forgings. BÖHLER-UDDEHOLM products are sold through the Group's international sales and distribution network, which is directly linked to each individual division.

The divisional classification into High Performance Metals, Precision Strip, Welding Consumables and Special Forgings also applies to internal reporting and responsibilities, and forms the basis for primary segment reporting. Secondary segment reporting is classified by geographical region.

Transfer prices between segments are based on comparable market conditions.

Data on the individual segments is shown on page 36 and 37.

27. FINANCIAL INSTRUMENTS

Financial instruments are contract-based transactions, which contain a claim to payment. Under IAS 32 these include, on the one hand, primary financial instruments such as accounts receivable and payable or financial receivables and payables. On the other hand, financial instruments also include derivative instruments that are used solely as a hedge against changes in interest rates and foreign exchange rates.

PRIMARY FINANCIAL INSTRUMENTS

The volume of primary financial instruments is shown on the balance sheet.

Credit risk

Asset balances shown on the balance sheet represent the maximum credit and default risk, since there are no general settlement agreements. The risk associated with receivables can be considered low because the customer structure (over 100,000 customers) enables strong diversification.

The risk of default on other primary and derivative financial instruments recorded under assets is also considered low because all contract partners are financial institutions of highest ranking.

Market values

The following methods and assumptions were used to determine the market values for financial instruments:

The market value for cash and cash equivalents and short-term deposits, short-term receivables and liabilities basically corresponds to book value based on daily or short-term maturity.

Approximately 75% of non-current securities are combined in a fund, which had a market value of 647.92 € (previous year: 634.98 €) per share as of the balance sheet date.

Interest rate risk

Risk associated with interest rate changes exists primarily for receivables and liabilities with a term of more than one year. Such longer terms are not of material importance in the operational sector, but play a role in financial investments and financial liabilities. 15.0% (previous year: 11.8%) of liabilities to banks are on a fixed-interest base, with an average interest rate of 3.8% (previous year: 3.9%). The remaining 85.0% (previous year: 88.2%) of bank liabilities are on a variable-interest base, with an average rate of 3.1% (previous year: 3.95%). In cases where protection against interest rate fluctuations is not waived or ensured by fixed-interest agreements, derivative instruments are used to hedge this risk.

The risk of interest rate changes associated with assets relates only to non-current securities. Since these securities are held mainly through investment funds and can be sold at any time, the interest rate risk can be considered immaterial.

Exchange rate risk

Exchange rate risk is related in particular to receivables or liabilities denominated in a currency other than the local currency of the company.

According to Group directives, production companies invoice mainly in the local currency of the sales and distribution companies. Hedging arises initially on the basis of naturally closed positions in which, for example, one or more equivalent liabilities are offset against trade accounts receivable in the same currency.
A further hedging possibility results from the use of derivative financial instruments. Foreign exchange risk associated with operations is hedged at a minimum rate of 50%.

Foreign exchange risk on assets is primarily associated with trade receivables denominated in USD with a share of 18.45% (19.5%), GBP at 7.4% (7.9%) and SEK at 5.7% (5.8%). In the case of trade payables, 9.6% (10.2%) of foreign exchange risks originate from the USD, 5.9% (6.6%) from the GBP and 10.8% (16.5%) from the SEK.

Deposits are made almost exclusively in the currency of the investing group company, and therefore carry no foreign exchange risk. In the case of liabilities to banks, there is an unhedged risk in USD of approximately 1.2% (previous year: 0.8%).

Where intercompany loans are subject to a foreign exchange risk, this is fully covered by derivative financial instruments.

Commodity price risks

Fluctuations in the prices for certain raw materials can be partly passed on to the customer through an alloy surcharge. For those cases where a surcharge cannot be applied, the underlying risk is hedged by commodity-based contracts as traded on the London Metal Exchange (LME). These contracts may not have a maturity of more than twelve months.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used solely as a hedge against interest rate, commodity price and foreign exchange risks from operations and corresponding balance sheet items, and as a hedge for budgeted sales and other cash flows. Derivative financial transactions are subject to continuous risk checks and are conducted under a strict division of functions into trading, settlement, documentation and control.

Hedging instruments are primarily comprised of foreign exchange futures and options trades, interest swaps and interest options as well as futures and options for commodity transactions.

Nominal values are derived from the total of all put and call amounts of derivative financial transactions. Market values reflect the difference between the nominal and fair values at which the financial transactions were traded on the balance sheet date, and exclude any contradictory change in value from the underlying transaction. Outstanding futures transactions are valued at the appropriate future prices, options at identical parameter premiums traded on the options market. The classification as of the balance sheet date was as follows:

Gross value	Nominal value		Market valuation	
in m€	31/12/2003	31/12/2002	31/12/2003	31/12/2002
FX instruments				
FX future transactions	179.3	114.2	1.5	14.5
FX options	93.5	13.7	2.8	1.2
	272.8	127.9	4.3	15.7
Commodity-based contracts				
Nickel	6.0	2.1	5.1	0.1
Interest rate instruments				
Interest rate swaps	94.2	46.2	(10.6)	(0.9)
Interest rate options	515.4	401.7	(1.1)	(1.2)
	609.6	447.9	(11.7)	(2.1)
Total	**888.4**	**577.9**	**(2.3)**	**13.7**

The maturity of foreign exchange instruments is normally less than one year. As of 31 December 2003 all foreign exchange instruments have a maturity of less than one year. All commodity-based contracts also have a maturity of less than one year.

Nominal values of 82.6 m€ (previous year: 45.4 m€) represent the remaining term of interest rate derivatives; 291.3 m€ (previous year: 362.5 m€) have a maturity of more than one year but less than five years. 235.7 m€ (previous year: 40.0 m€) show a maturity of more than five years.

The structure of derivative financial instruments is as follows:

Banks with Moody's Rating	Nominal value		Nominal value	
in m€	31/12/2003	in %	31/12/2002	in %
Aaa	124.6	14.0	20.0	3.5
Aa	605.0	68.1	475.1	82.2
A	132.2	14.9	73.4	12.7
Baa	0.0	0.0	0.0	0.0
Unrated	26.6	3.0	9.4	1.6
Total	**888.4**	**100.0**	**577.9**	**100.0**

28. EVENTS AFTER THE BALANCE SHEET DATE

The consolidated financial statements reflect all known events occurring after the balance sheet date that are important for valuation as of the balance sheet date, such as outstanding legal cases or damage compensation claims and other obligations or threatening losses, which must be included in the accounts or disclosed according to IAS 10 (Contingencies and Events occurring after the Balance Sheet Date).

In December 2003 BÖHLER-UDDEHOLM and Acos Villares signed a contract for the sale of a majority stake in Villares Metals S.A. through a capital increase. This capital increase is scheduled to take place during the first quarter of 2004. Villares Metals S.A. is a wholly owned subsidiary of Acos Villares S.A., a Brazilian company belonging to the Spanish Sidenor Group. Villares Metals S.A. is headquartered in Sao Paulo and is the market leader in the tool steel, high-speed steel and valve steel segments in South America. The acquisition of Villares Metals S.A. will significantly strengthen the position of BÖHLER-UDDEHOLM in this attractive growth market and provide an optimal addition to the business activities of the High Performance Metals Division.

29. BUSINESS TRANSACTIONS WITH RELATED COMPANIES

Consulting services are provided by Eckert & Fries Rechtanwälte Gesellschaft m.b.H., Baden, at normal market prices. During the reporting year, expenses of 250,000.00 € were incurred for legal advising in connection with the acquisition of Villares Metals S.A.

30. OTHER OBLIGATIONS AND RISKS

There are no other obligations and risks, which were not reflected in the consolidated financial statements or listed in the notes.

31. DECLARATION OF EXEMPTION

These consolidated financial statements represent an exemption for a number of companies, and in particular for Eschmann Stahl GmbH & Co KG, Gummersbach, according to Par. 264b of the German Commercial Code.

32. DETAILS OF COMPANY BODIES AND PERSONNEL

Total personnel expenses are classified as follows:

in m€	2003	2002
Wages	162.1	154.5
Salaries	182.3	167.9
Cost of severance payments	3.5	3.9
Cost of provisions for pensions	10.7	5.7
Costs of statutory benefits and payroll-based contributions	89.0	83.5
Other employee benefits	6.1	6.1
Total	**453.7**	**421.6**

Gross remunerations to members of the Management Board of BÖHLER-UDDEHOLM AG totalled 2,186.1 k€ for the reporting year (previous year: 2,050.1 k€). The fixed and variable components of these remunerations per member of the board are as follows:

Remuneration	Fixed		Variable		Total	
in k€	2003	2002	2003	2002	2003	2002
Claus J. Raidl	335.8	335.8	330.5	320.6	666.3	656.4
Knut Consemüller	269.6	269.6	265.3	248.1	534.9	517.7
Horst Königslehner	269.6	269.6	265.3	248.1	534.9	517.7
Heimo Stix	269.6	269.6	180.4	88.7	450.0	358.3
Total	**1,144.6**	**1,144,6**	**1,041.5**	**905.5**	**2,186.1**	**2,050.1**

Expenses for severance payments and pensions in 2003 are structured as follows:

	Severance payments		Pensions	
in m€	2003	2002	2003	2002
Members of the Board, management and management staff	0.2	0.5	2.9	2.2
Other employees	3.3	3.4	7.8	3.5
Total	**3.5**	**3.9**	**10.7**	**5.7**

Average number of employees:

	2003	2002
Wage staff	5,519	5,355
Salaried staff	4,350	3,974
Apprentices	287	277
Total	**10,156**	**9,606**

33. EARNINGS PER SHARE

Earnings per share are calculated according to IAS 33 (Earnings per Share) by dividing net income by the number of shares outstanding.

As in the prior year treasury shares purchased as part of the stock repurchase program totalled 504,900 zero par value shares (representing 4.59% or 3,670.6 k€ of total share capital) with a purchase price of 23,677.2 k€. The average number of shares outstanding equalled 10,495,100 zero par value shares, which were used as the basis to calculate basic earnings per share.

The EPS calculation is as follows:

		2003	2002
Net income	m€	56.0	50.5
Average number of shares outstanding – basic	Unit	10,495,100	10,672,418
Basic earnings per share	€/Unit	5.33	4.73
Average number of shares outstanding – diluted	Unit	11,000,000	11,000,000
Diluted earnings per share	€/Unit	5.09	4.59

34. PROPOSAL FOR THE USE OF PROFITS

According to the Austrian Stock Corporation Law, the financial statements of BÖHLER-UDDEHOLM Aktiengesellschaft as of 31 December 2003 form the basis for the dividend payment. These financial statements show a balance sheet profit of 27,572,300.13 €. The Management Board will therefore recommend a dividend of 2.50 € per share.

Vienna, 19 February 2004

The Management Board

Claus J. Raidl m.p.
Horst Königslehner m.p.
Knut Consemüller m.p.
Heimo Stix m.p.

MAJOR DIFFERENCES BETWEEN AUSTRIAN AND IFRS ACCOUNTING PRINCIPLES

Goodwill: The Austrian Commercial Code provides a number of options for the treatment of goodwill. It may be directly offset against reserves, or capitalized and amortized over five years or – for acquired goodwill – over its presumed useful life. IAS 22 requires the capitalization of goodwill and amortization over its presumed useful life.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed; the capitalization of deferred tax assets is optional. In accordance with IFRS, deferred taxes must be recorded for all temporary differences that arise between financial statements prepared for tax purposes and IFRS financial statements. In such cases, deferred taxes should be calculated based on the current actual tax rate. The same applies to tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Provisions for severance payments: In accordance with the Austrian Commercial Code, provisions for severance payments must be calculated pursuant to actuarial or financial principles. In individual cases, a certain percentage of theoretical claims as of the balance sheet may be used for simplification purposes. IFRS base the calculation of provisions for severance payments on the projected unit credit method, and apply a current capital market interest rate as well as future wage/salary increases. Actuarial gains or losses must be recognized to the income statement in accordance with the corridor method if the sum of cumulative, non-recognized actuarial gains and losses at the end of the previous reporting period exceeds 10% of the present value of obligations at this point in time. The amount outside the corridor must be written off over the average remaining working life of eligible employees.

Provisions for pensions: Under the Austrian Commercial Code provisions for pensions are calculated according to actuarial principles ("Teilwertverfahren"). The calculation of provisions for pensions under IFRS is similar to the method used for severance payment provisions, whereby the corridor evaluation also covers any surplus over 10% of the fair value of plan assets at the point of evaluation and the higher amount is used as the corridor.

Other provisions: In contrast to the Austrian Commercial Code, IFRS place greater weight on the risk of an actual claim and the ability to estimate the amount of the provision.

Foreign currency valuation: These two accounting systems require different treatments for the recognition of unrealized gains on the valuation of foreign currency items as of the balance sheet date. According to the Austrian Commercial Code, the principle of realizable value allows only unrealized losses to be recorded, while IFRS also require the recording of unrealized gains. In keeping with IFRS, unrealized foreign exchange gains or losses on group loans are included under equity with no effect on the profit and loss account.

Extraordinary income and expense: In contrast to the Austrian Commercial Code, IFRS define extraordinary income and expenses as items that are clearly distinct from the ordinary activities of an enterprise and not expected to recur frequently or regularly.

		Acquisition and production costs						
		Position as at 1/1/2003 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisitions in k€	Disposals in k€	Transfers in k€	Position as at 31/12/2003 in k€
I.	**Property, plant and equipment**							
1.	Property and buildings							
	Value of land	64,888.1	(1,292.4)	2,643.3	2,758.5	1,108.2	(123.1)	67,766.2
	Value of buildings	318,486.6	(4,094.9)	17,758.3	1,647.7	1,645.4	3,204.4	335,356.7
		383,374.7	(5,387.3)	20,401.6	4,406.2	2,753.6	3,081.3	403,122.9
2.	Technical equipment and machinery	714,799.4	(4,023.6)	34,452.1	33,698.6	8,525.3	29,108.6	799,509.8
3.	Other plants, work, and office equipment	175,704.3	(3,822.9)	10,062.2	8,647.4	8,631.4	4,278.0	186,237.6
4.	Payments on account and plant under construction	30,531.6	(321.5)	751.7	31,235.4	319.1	(36,467.9)	25,410.2
		1,304,410.0	**(13,555.3)**	**65,667.6**	**77,987.6**	**20,229.4**	**0.0**	**1,414,280.5**
II.	**Intangible assets**							
1.	Concessions, patents, similar rights and licences	37,842.6	48.4	5,373.5	2,456.0	180.5	0.0	45,540.0
2.	Development costs	149.9	0.0	0.0	161.0	0.0	0.0	310.9
3.	Goodwill	56,089.6	(522.0)	18,551.4	15,808.6	108.8	0.0	89,818.8
4.	Payments on account	131.2	(125.5)	121.3	1,547.1	30.5	0.0	1,643.6
		94,213.3	**(599.1)**	**24,046.2**	**19,972.7**	**319.8**	**0.0**	**137,313.3**
III.	**Investments in associates**	**82.4**	**0.0**	**0.0**	**32.1**	**0.0**	**0.0**	**114.5**
IV.	**Other financial assets**							
1.	Shares in affiliated companies	21,082.9	(36.3)	17,914.4	68.6	35,866.7	0.0	3,162.9
2.	Shares	2,843.4	(12.2)	107.5	45.3	17.7	(356.8)	2,609.5
3.	Securities	29,197.1	2.6	760.5	396.1	3,486.7	24.6	26,894.2
4.	Loans	5,543.8	16.9	18.0	1,184.5	805.2	27.7	5,985.7
		58,667.2	**(29.0)**	**18,800.4**	**1,694.5**	**40,176.3**	**(304.5)**	**38,652.3**
		1,457,372.9	**(14,183.4)**	**108,514.2**	**99,686.9**	**60,725.5**	**(304.5)**	**1,590,360.6**

Depreciation								Net value	
Position as at 1/1/2003 in k€	Foreign exchange differences in k€	Changes in group consolidation in k€	Acquisition in k€	Disposals in k€	Transfers in k€	Additions in k€	Position as at 31/12/2003 in k€	Position as at 31/12/2003 in k€	Position as at 31/12/2002 in k€
9,577.7	3.1	3.0	1,283.9	8.0	(0.4)	0.0	10,859.3	56,906.9	55,310.4
158,352.2	(1,301.5)	8,865.4	10,345.1	287.5	(103.2)	0.0	175,870.5	159,486.2	160,134.4
167,929.9	(1,298.4)	8,868.4	11,629.0	295.5	(103.6)	0.0	186,729.8	216,393.1	215,444.8
492,511.5	(2,490.8)	26,754.7	42,591.0	8,179.7	(186.7)	0.0	551,000.0	248,509.8	222,287.9
133,745.6	(2,781.9)	8,152.5	14,564.3	6,854.6	324.7	0.0	147,150.6	39,087.0	41,958.7
6.2	0.0	6.2	22.2	0.0	(34.4)	0.0	0.2	25,410.0	30,525.4
794,193.2	**(6,571.1)**	**43,781.8**	**68,806.5**	**15,329.8**	**0.0**	**0.0**	**884,880.6**	**529,399.9**	**510,216.8**
30,134.8	(0.5)	4,370.4	4,312.7	155.3	0.0	0.0	38,662.1	6,877.9	7,707.8
87.6	0.0	0.0	57.0	0.0	0.0	0.0	144.6	166.3	62.3
36,937.3	(462.1)	10,854.2	4,666.4	108.8	0.0	0.0	51,887.0	37,931.8	19,152.3
72.1	(8.7)	83.2	40.5	30.5	0.0	0.0	156.6	1,487.0	59.1
67,231.8	**(471.3)**	**15,307.8**	**9,076.6**	**294.6**	**0.0**	**0.0**	**90,850.3**	**46,463.0**	**26,981.5**
0.0	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**114.5**	**82.4**
18,927.6	(8.8)	17,694.4	73.4	35,395.3	0.0	0.0	1,291.3	1,871.6	2,155.3
82.3	(4.8)	0.0	40.0	0.0	(44.1)	0.0	73.4	2,536.1	2,761.1
3,648.5	2.4	144.0	31.3	411.9	0.0	405.2	3,009.1	23,885.1	25,548.6
1,240.3	(7.3)	9.1	569.8	431.1	27.7	0.0	1,408.5	4,577.2	4,303.5
23,898.7	**(18.5)**	**17,847.5**	**714.5**	**36,238.3**	**(16.4)**	**405.2**	**5,782.3**	**32,870.0**	**34,768.5**
[illegible]85,323.7	**(7,060.9)**	**76,937.1**	**78,597.6**	**51,862.7**	**(16.4)**	**405.2**	**981,513.2**	**608,847.4**	**572,049.2**

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BBG	BÖHLER Bleche GmbH, Mürzzuschlag	100.000			KVI
BEGK	BÖHLER Edelstahl GmbH, Vienna	100.000			KVI
BEG	BÖHLER Edelstahl GmbH & Co KG, Kapfenberg	100.000			KVI
BIG	BÖHLER INTERNATIONAL GmbH, Vienna	100.000			KVI
BSTGK	BÖHLER Schmiedetechnik GmbH, Kapfenberg	100.000			KVI
BSTG	BÖHLER Schmiedetechnik GmbH & Co KG, Kapfenberg	100.000	0.001	BSTGK	KVI
BSGA	BÖHLER Schweißtechnik Austria GmbH, Kapfenberg	100.000	100.000	BTSD	KVI
BWBG	BÖHLER Wärmebehandlung GmbH, Vienna	51.000			KVI
BYG	BÖHLER YBBSTALWERKE GmbH, Böhlerwerk	100.000			KVI
BVG	BÖHLERSTAHL Vertriebsges.m.b.H., Vienna	100.000			KVI
BYBG	BÖHLER-YBBSTAL Band GmbH, Vienna	100.000			KVI
BYB	BÖHLER-YBBSTAL Band GmbH & Co KG, Böhlerwerk	100.000			KVI
BYP	BÖHLER-YBBSTAL Profil GmbH, Bruckbach	100.000			KVI
HIH	Handelsgesellschaft für Industrie- und Hüttenprodukte mbH, Vienna	100.000		BEGK	KVI
ISGA	Integrated Systems 4 e-Business GmbH, Vienna	66.000			KVI
MM	Martin Miller GmbH, Vienna	100.000	100.000	BYB	KVI
ABK	Aceros Boehler de Colombia S.A., Bogota	100.000	0.189	BBG	KVA
			9.232	BYG	
			0.189	BEG	
AECU	ACEROS BOEHLER DEL ECUADOR S.A. – BOEHLER, Quito	100.000			KVA
ABP	ACEROS BOEHLER DEL PERU S.A., Lima	100.000	2.500	BEGK	KVA
			2.500	HIH	
ABA	ACEROS BOEHLER S.A., Buenos Aires	100.000	4.500	HIH	KVA
APB	Acos Boehler do Brasil Ltda., Sao Bernardo do Campo	100.000	0.00003	GBW	KVA
U-FINAN	Aktiebolaget Finansa[2], 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
U-AGENT	Aktiebolaget Uddeholmsagenturen, 80 Göteborg kommun	100.000	100.000	UTOOL	KVA
ASS.HT.S	ASSAB Heat Treatment Services Pte. Ltd., Singapore	85.500	85.500	ASS.St.S	KVA
ASINT	ASSAB International Aktiebolag, Stockholm	100.000	100.000	UAB	KVA
ASSMING	ASSAB MING LEE STEELS (GUANGZHOU) INDUSTRY CO., LTD., Guangzhou	100.000	100.000	ASSAB HK	KVA
ASSNIN	ASSAB Tooling Technology (Ningbo) Co. Ltd., Ningbo	100.000	100.000	ASPAC	KVA
ASPAC	ASSAB Pacific Pte. Ltd., Singapore	100.000	100.000	UAB	KVA
ASS.St.S	ASSAB Steels Singapore (Pte.) Ltd., Singapore	90.000	90.000	ASPAC	KVA
ASSCHIN	ASSAB Steels (China) Ltd., Hong Kong	100.000	100.000	ASSAB HK	KVA
ASSAB HK	ASSAB Steels (HK) Ltd., Hong Kong	100.000	100.000	ASPAC	KVA
ASS.St.K	ASSAB Steels (Korea) Co. Ltd., Seoul	85.000	85.000	ASPAC	KVA
ASS.St.M	ASSAB Steels (Malaysia) Sdn Bhd, Batu Caves	95.000	95.000	ASPAC	KVA
ASS.StTW	ASSAB Steels (Taiwan) Ltd., Taipei	82.500	82.500	ASPAC	KVA
ASS.StTh	ASSAB Steels (Thailand) Ltd., Samutprakarn	95.000	69.000	ASPAC	KVA
			26.000	ASS.ScSt	
ASSTM	ASSAB Technology (Malaysia) Sdn Bhd, Batu Caves Selangor	95.000	95.000	ASS.St.M	KVA
ASST	ASSAB Tooling Technology (Shanghai) Co., Limited, Shanghai	100.000	100.000	ASPAC	KVA
ASTB	ASSAB Tooling (Bejing) Co., Ltd., Bejing	100.000	100.000	ASPAC	KVA
ASDONG	Assab Tooling (Dongguan) Co Ltd., Changan	100.000	100.000	ASPAC	KVA
ASSX	ASSAB Tooling (Xiamen) Co., Limited, Xiamen	100.000	100.000	ASPAC	KVA
ASSTUR	ASSAB-KORKMAZ CELIK TICARET VE SANAYI ANONIM SIRKETI, Istanbul	70.000	69.891	ASINT	KVA
			0.036	BIM	
			0.036	BGKG	
			0.036	HIH	
U-FOCUS	Associated Swedish Steels Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASPHIL	Associated Swedish Steels Phils., Inc., Pasing City	84.967	84.967	ASPAC	KVA
BAG	Böhler AG, Meerbusch	100.000			KVA
BBMG	BÖHLER BLECHE MULTILAYER GmbH, Remscheid	100.000	100.000	BBG	KVA
BBV	BÖHLER B.V., Amsterdam	100.000			KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BZ	Böhler Grundstücks Beteiligungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BGKG	Böhler Grundstücks GmbH + Co KG, Meerbusch	100.000	100.000	BZ	KVA
BOK	Böhler Kereskedelmi KFT., Dunaharaszti	100.000			KVA
BSG	Böhler Schweißtechnik GmbH, Meerbusch	100.000	100.000	BAG	KVA
BSB	BÖHLER S.A.-N.V., Lokeren	100.000			KVA
BOP	Böhler Uddeholm CZ s.r.o., Prague	100.000			KVA
BVW	Böhler Verwaltungs GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUB	Böhler-Uddeholm Bearbeitungs GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUAM	Böhler-Uddeholm Corporation, Rolling Meadows	100.000	100.000	UAB	KVA
BED	Böhler-Uddeholm Deutschland GmbH, Meerbusch	100.000	100.000	BUD	KVA
BUF	BÖHLER-UDDEHOLM France S.A.S., Mitry Mory	100.000			KVA
BUHT	BÖHLER-UDDEHOLM HÄRTEREITECHNIK GMBH, Meerbusch	100.000			KVA
BUD	Böhler-Uddeholm Holding GmbH, Meerbusch	100.000	100.000	BAG	KVA
BUE	Böhler-Uddeholm Iberica S.A., Barcelona	100.000			KVA
BUI	Böhler-Uddeholm Italia SpA, Milan	100.000	0.750	HIH	KVA
BUCA	Böhler-Uddeholm Ltd., Mississauga	100.000	100.000	UAB	KVA
BSLK	Böhler-Uddeholm SLOVAKIA, s.r.o., Martin	100.000			KVA
BUSMI	Böhler-Uddeholm Specialty Metals, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BUSNA	Böhler-Uddeholm Strip Steel, LLC, Brunswick	100.000	100.000	BUAM	KVA
BUSA	BOHLER UDDEHOLM AFRICA (PTY) LTD, Sandown	100.000			KVA
BSS	Bohler Uddeholm (Australia) Pty. Ltd., Sydney	100.000			KVA
BUUK	BOHLER-UDDEHOLM HOLDINGS (UK) LIMITED, Oldbury	100.000	32.917	UAB	KVA
BUSERV	Bohler-Uddeholm Services, LLC, Rolling Meadows	100.000	100.000	BUAM	KVA
BUUKB	BOHLER-UDDEHOLM (UK) LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BUME	BUMX DE MEXICO, S.A. de C.V., Estado de Mexico	100.000	100.000	UAB	KVA
AS-DEN.T	Densam Industrial Co Ltd., Taipei	91.425	51.000	ASPAC	KVA
			40.425	ASS.StTW	
DIN	DIN ACCIAI S.p.A., Senago	100.000	99.957	BUI	KVA
ENPAR	ENPAR Sonderwerkstoffe GmbH, Gummersbach	80.000	80.000	BAG	KVA
EMTEX	Eschmann Textura Internacional LDA, Pataias	100.000	99.000	EMAETZ	KVA
			1.000	ESCH	
EMAETZ	Eschmann Textures International GmbH, Gummersbach	100.000	100.000	ESCH	KVA
EVV	Eschmann Vermögensverwaltungs GmbH, Gummersbach	100.000			KVA
ESCH	EschmannStahl GmbH & Co. KG, Gummersbach	100.000	51.000	BUD	KVA
			49.000	EVV	
EMSP	Eschmann-Stahl Portugal Lda., Martinganca-Gare	90.000	74.000	EMAETZ	KVA
			16.000	ESCH	
U-PROTEC	Gastberget Aktiebolaget[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
GBW	Gebrüder Böhler & Co. AG, Wallisellen	99.833			KVA
GMV	GMV Eschmann International SAS, Viry	100.000	100.000	ESCH	KVA
GREM	Grabados Eschmann International S.L., Hospitalet de Llob., Barcelona	100.000	100.000	ESCH	KVA
GRAV	Gravutex Eschmann Intern. Ltd., Glossop	75.500	75.500	ESCH	KVA
U.HAG.TC	Hagfors Tooling Center Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
IS4N	Integrated Systems 4 e-Business AB, Hagfors	66.000	66.000	ISGA	KVA
ISGNA	Integrated Systems 4 e-Business, Inc., Rolling Meadows	100.000	100.000	BUAM	KVA
BPOL	Inter Stal Centrum Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.000			KVA
ISGD	IS Intersteel Stahlhandel GmbH, Meerbusch	100.000	100.000	BAG	KVA
JING	Jing Ying Industrial Co. Ltd., Taiwan	91.425	91.425	AS-DEN.T	KVA
LINE	Linertech Engineering Ltd., Rotherham	100.000	100.000	BUUKB	KVA
U-Mould.	Mouldmec Aktiebolag[2], 80 Malmö kommun	100.000	100.000	UTOOL	KVA
UNORDM	Nordmark-Klarälvens Järnvägsaktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBFI	Oy Uddeholm Ab, Helsinki	100.000	100.000	UTOOL	KVA
ASSInd	PT. Assab Steels Indonesia, Jakarta	100.000	100.000	ASPAC	KVA

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
SACMA	Sacma Acciai Speciali S.p.A., Torino	100.000	99.996	BUI	KVA
ASS.SaHK	SANDA Tooling Ltd.[2], Hong Kong	100.000	100.000	ASSAB HK	KVA
ASS.ScSt	*Scansteel Ltd., Samutprakarn*	100.000	100.000	ASPAC	KVA
BUUKS	Schoeller-Bleckmann (UK) Ltd, Oldbury	100.000	100.000	BUUKB	KVA
TMST	TOOL AND MOULD STEEL IRELAND LIMITED, Ennis	100.000	100.000	ESCH	KVA
UBDK	Uddeholm A/S, Kolding	100.000	100.000	UTOOL	KVA
UBNO	Uddeholm A/S – Norway, Oslo	100.000	100.000	UTOOL	KVA
UBNL	Uddeholm B.V., Amsterdam	100.000	100.000	UTOOL	KVA
TTM-SC	Uddeholm International Aktiebolag[2], 85 Säffle kommun	100.000	100.000	UTOOL	KVA
UD-JAP	Uddeholm K.K., Tokyo	100.000	100.000	ASPAC	KVA
BUUKU	Uddeholm Ltd., Oldbury	100.000	100.000	BUUKB	KVA
UFM	Uddeholm Machining Aktiebolag, 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
UBBE	UDDEHOLM N.V., Lokeren	100.000	100.000	UTOOL	KVA
USSAB	Uddeholm Strip Steel Aktiebolag, 62 Munkfors kommun	100.000	100.000	UAB	KVA
ASARG	UDDEHOLM S.A., Buenos Aires	100.000	0.002	HIH	KVA
UTECH	Uddeholm Technology Aktiebolag, 83 Hagfors kommun	90.033	90.033	UTOOL	KVA
UTOOL	Uddeholm Tooling Aktiebolag, Hagfors	100.000	100.000	UAB	KVA
UBSE	Uddeholm Tooling Svenska Aktiebolag, 81 Mölndal kommun	100.000	100.000	UTOOL	KVA
U-Tr.AB	Uddeholm Trading Aktiebolag, 80 Stockholm kommun	100.000	100.000	UTOOL	KVA
UAB	Uddeholms Aktiebolag, 83 Hagfors kommun	100.000			KVA
U-FORSKN	Uddeholms Forsknings Aktiebolag[2], 83 Hagfors kommun	100.000	100.000	UTOOL	KVA
ASVIK	Viking Tools (M) Sdn Bhd[2], Batu Caves	95.000	95.000	ASS.St.M	KVA
BUUKH	WARLEY DEBT COLLECTION AGENCY LIMITED, Oldbury	100.000	100.000	BUUK	KVA
BTSI	Böhler Thyssen Saldatura S.p.A., Milan	100.000	100.000	BTSD	KVA
BTSCH	*Böhler Thyssen Schweißtechnik AG, Wallisellen*	100.000	100.000	BTSD	KVA
TSGD	Böhler Thyssen Schweißtechnik Deutschland GmbH, Hamm	100.000	100.000	BTSD	KVA
BTSD	Böhler Thyssen Schweißtechnik GmbH, Hamm	100.000	50.000	BUHT	KVA
BTSMX	Böhler Thyssen Soldaduras, S.A. de. C.V., Tlalnepantla	100.000	100.000	BTSD	KVA
BTSF	Böhler Thyssen Soudage S.A., Maurepas	100.000	100.000	BTSD	KVA
BTSN	Böhler Thyssen Sveiseteknikk A.S., Oslo	100.000	100.000	BTSD	KVA
BTSBR	Boehler Thyssen Técnica de Soldagem Ltda., Sao Paulo	100.000	100.000	BTSD	KVA
BTWGR	Böhler Thyssen Welding S.A., Athens	100.000	100.000	BTSD	KVA
BUNL	Bohler Thyssen Lastechniek B.V., Veenendaal	100.000	100.000	BTHNL	KVA
BTWCA	Bohler Thyssen Welding Canada Ltd., Toronto	100.000	100.000	BTSD	KVA
BTWUS	Bohler Thyssen Welding USA Inc., New York	100.000	100.000	BTSD	KVA
BUUKW	Bohler Thyssen Welding (UK) Limited, Oldbury	100.000	100.000	BTSD	KVA
BTFI	BTF S.r.l., Cittadella	51.000	51.000	BTSD	KVA
FEGD	Fontargen GmbH, Eisenberg	100.000	100.000	BTSD	KVA
HHBB	Hilarius Haarlem Holland Beheer BV, Haarlem	100.000	100.000	BTHNL	KVA
HHBV	Hilarius Haarlem Holland BV, Haarlem	100.000	100.000	HHBB	KVA
BTHNL	Hilarius Holding B.V., Haarlem	100.000	100.000	BTSD	KVA
KSGD	Kestra Schweißtechnik GmbH, Neuss	100.000	100.000	BTSD	KVA
SBTE	Soldadura Böhler Thyssen Espana S.A., Rubi Barcelona	100.000	100.000	BTSD	KVA
SKAYB	Soudokay S.A., Seneffe	100.000	100.000	BTSD	KVA
SMB	Soudometal S.A., Seneffe	100.000	100.000	BTSD	KVA
UTPD	UTP Schweißmaterial GmbH, Bad Krozingen	100.000	100.000	BTSD	KVA
IS4O	Integrated Services 4 IT-Operations GmbH *in Liqu.*, Vienna	33.000	33.000	ISGA	KQI
GBTTR	GBT Gedik Böhler Thyssen Kaynak Sanayi ve Ticaret Anonim Sirketi, Istanbul	50.000	50.000	BTSD	KQA
BIM	BÖHLER-UDDEHOLM Immobilien GmbH, Vienna	100.000			KEV
ABB	ACEROS BOEHLER BOLIVIA S.A., Santa Cruz de la Sierra	100.000	98.000 1.000	ABP HIH	KOV
ASSRI	ASSAB SRIPAD Steels Private Ltd., Madras	70.000	70.000	ASINT	KOV
BRO	BÖHLER ROMANIA S.R.L., Bucharest	100.000	99.000 1.000	BIG HIH	KOV

Abbreviation	Company, location	Total as %	Indirect as %	Through	Consolidation[1]
BUWB	BÖHLER-UDDEHOLM WÄRMEBEHANDLUNG GMBH, Meerbusch	100.000	100.000	BED	KOV
BASIA	Bohlasia Steels Sdn. Bhd., Selangor	53.300	53.300	BIG	KOV
UD-PENS	BOHLER-UDDEHOLM (UK) Pens. Trust. Ltd., Oldbury	100.000	100.000	BUUK	KOV
DEGE	DEGECANDOR Grundstücksverwaltungsgesellschaft mbH & Co. Immobilien-Vermietungs KG, Eschborn	95.000	95.000	BAG	KOV
ESCH-Bet	Eschmann Beteiligungsgesellschaft mbH. Gummersbach	100.000	51.000	BUD	KOV
			49.000	EVV	
FLOTEK	Flotek International Ltd., Glossop	52.010	52.010	ESCH	KOV
SEND	Grundstücks-Verwaltungsgesellschaft	62.916	58.124	BAG	KOV
	Gewerbehof Sendling mbH & Co. KG, Grünwald		4.792	BSG	
HOTELBOE	HOTEL BÖHLERSTERN Gesellschaft m.b.H., Kapfenberg	100.000	99.000	BEGK	KOV
			1.000	BSTG	
ISGAUS	Integrated Systems 4 e-Business Australia Pty. Ltd., Guildford	66.000	66.000	ISGA	KOV
IS4SING	Integrated Systems 4 e-Business Pte. Ltd., Singapore	66.000	66.000	ISGA	KOV
ISTPH	Inter Stal Centrum Property Holding Sp. z o.o., Lomianki	100.000	100.000	BPOL	KOV
ISTP	Inter Stal Centrum Property Sp. z o.o., Warsaw	100.000	100.000	ISTPH	KOV
MMB	Martin Miller Blansko Spol.s.r.o. (IN LIQUIDATION), Blansko	100.000	100.000	MM	KOV
MMUS	Martin Miller North America Inc., Smyrna	100.000	100.000	MM	KOV
UEST	Osaühing Uddeholm Tooling Eesti, Tallinn	100.000	100.000	UTOOL	KOV
UBRA	UDDEHOLM ACOS ESPECIAIS LTDA., Sao Bernardo do Campo	100.000	100.000	APB	KOV
U-RUS	Uddeholm Tooling C.I.S., St. Petersburg	70.000	70.000	UTOOL	KOV
ULAT	Uddeholm Tooling Latvia, Riga	100.000	100.000	UTOOL	KOV
APK	*APK-Pensionskasse AG, Vienna*	6.058	0.264	BYB	KOS
			0.125	BYP	
			0.481	BBG	
			1.730	BEGK	
			0.016	BIG	
			0.260	BSTG	
			0.043	BSGA	
			0.257	BYG	
			0.073	BVG	
ÖFZS	Austrian Research Centers GmbH – ARC, Vienna	0.926			KOS
KSGP	Bohler Thyssen Welding Pte. Ltd., Singapore	50.000	50.000	BTSD	KOS
DAN	Dan Spray A/S, Taastrup	50.000	50.000	UTOOL	KOS
DOGA	DOGA S.A., Maurepas	4.425	4.425	UTPD	KOS
GAZ	GAZ Gesellschaft für Akkreditierung und Zertifizierung mbH, Dusseldorf	3.333			KOS
IMPORTK	Importkohle GmbH, Vienna	1.000	1.000	BEGK	KOS
BIRGI	Industriegleiskonsortium Birgi, Wallisellen	24.958	24.958	GBW	KOS
IVM	IVM Industrieversicherungsmakler GmbH, Linz	33.333			KOS
MMPL	Martin Miller Polska, Lodz	35.000	35.000	MM	KOS
U-FOER	Miljöhälsan i Klarälvdalen AB, Hagfors	35.720	1.400	HMV	KOS
			2.000	UFM	
			0.720	UTECH	
			31.600	UTOOL	
U-MUNK.V	Munkfors Värmeverk Aktiebolag, Munkfors	40.000	40.000	USSAB	KOS
MMEU	SA Euracier, Saint Brice Sous Foret	20.000	20.000	MM	KOS
TRATA	TRATATERM S.A., Buenos Aires	38.700	19.350	ABA	KOS
			19.350	ASARG	
UTPCH	UTP-Schweißmaterial AG[2], Basel	100.000	100.000	BTSD	KOS
VARH	Voest-Alpine Rohstoffhandel Gesellschaft mbH, Vienna	9.280	9.280		KOS
WIBAG	Wiener Börse AG, Vienna	2.914			KOS

1) KVI, KVA — Fully consolidated at home and abroad
KEIV, KEAV — Equity consolidated at home and abroad, associated company
KEIS, KEAS — Equity consolidated at home and abroad, other holding
KOV — Non-consolidated associated company
KOS — Non-consolidated other holding
KQA, KQI — Pro rata consolidated at home and abroad

2) Dormant

We have audited the accompanying consolidated group accounts of BÖHLER-UDDEHOLM Aktiengesellschaft prepared according to the International Financial Reporting Standards (IFRS) and adopted from the International Accounting Standards Board (IASB) printed on pages 36 and 37 and 50 to 83, consisting of the balance sheet as at 31 December 2003 and the related consolidated statements of income, the cash flow statements, the changes in equity capital and minority interests for the year 2003, and the notes. The organization and content of the consolidated group accounts are the responsibility of the company's management. Our responsibility is to express an opinion on the consolidated group accounts based on our audit. In some cases the annual accounts of individual subsidiaries included in the consolidated group accounts have been audited by other auditors. Our opinion as far as these subsidiaries are concerned is based solely on the reports of the other auditors.

We conducted our audit in accordance with the International Standards on Auditing of the International Federation of Accountants (IFAC). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated group accounts are free of material misstatements. An audit includes examining on a random sample basis, evidence supporting the amounts and disclosures in the consolidated group accounts. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall conclusions of the consolidated group accounts. We believe that our audit provides a reliable basis for our opinion.

In our opinion, the consolidated group accounts present fairly, in all material respects, the financial position of BÖHLER-UDDEHOLM Aktiengesellschaft as at 31 December 2003, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS).

Pursuant to Austrian commercial law, the Director's Report and the group's adherence to requirements for exemption from the compilation of consolidated group accounts prepared in accordance with the Austrian Commercial Code must be examined. In our opinion the Director's Report complies with the consolidated group accounts and the legal requirements for an exemption from the obligation to compile consolidated financial statements in accordance with the Austrian Commercial Code have been met.

Linz, 19 February 2004

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Helge Löffler m.p.
Johann Lummerstorfer m.p.
Auditors and Tax Consultants



BÖHLER-UDDEHOLM

operates
production
and
sales companies

in

almost
50 countries

across

the

globe.



Return on sales (ROS)	Earnings before tax / Sales
Return on equity (ROE)	Earnings before tax / (Equity current year + Equity prior year) x 0.5
Return on capital employed (ROCE)	Earnings before interest and tax x (1 – Group tax rate) / (Capital Employed current year + Capital Employed prior year) x 0.5
Capital employed	= Equity + *Minority interest* + Long-term provisions – Future tax benefits + Net debt
EBITDA margin	Earnings before interest, tax, depreciation and amortization / Sales
EBIT margin	Earnings before interest and tax / Sales
Equity ratio	Equity / Balance sheet total
Gearing	Net debt / Equity
Net debt	= Interest-bearing liabilities – Cash and cash equivalents

OWNER AND PUBLISHER
BÖHLER-UDDEHOLM AG
Modecenterstrasse 14/A/3
A 1030 Vienna, Austria

FOR INFORMATION CONTACT
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
Phone: (+43-1) 798 69 01-707
Fax: (+43-1) 798 69 01-713
randolf.fochler@bohler-uddeholm.com
www.bohler-uddeholm.com

CONCEPT, PRODUCTION
Scholdan & Company
Seilergasse 16
A 1015 Vienna

ARTWORK
Cordula Alessandri

PHOTO
Lalo Jodlbauer

LAYOUT
Kreativstudio Marchesani

THE ENGLISH TRANSLATION OF THE BÖHLER-UDDEHOLM ANNUAL REPORT IS FOR CONVENIENCE. ONLY THE GERMAN TEXT IS BINDING.

This Annual Report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “expects”, “predicts”, “plans”, “believes”, “intends”, “estimates”, “aims”, “anticipates”, “targets” and similar expressions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. BÖHLER-UDDEHOLM cautions that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.